ALCOA

Alcoa's Way

Five Defining Strategies



Annual Report 2001

Alcoa at a Glance

- World's leading producer of primary aluminum, fabricated aluminum, and alumina. Active in all major aspects of the industry – technology, mining, refining, smelting, fabricating and recycling.
- Alcoa's aluminum products and components are used worldwide in aircraft, automobiles, beverage cans, buildings, chemicals, sports and recreation, and a wide variety of industrial and consumer applications, including such Alcoa consumer brands as Alcoa® wheels, Reynolds Wrap® aluminum foil, and Baco® household wraps.
- Related businesses include packaging machinery, precision castings, vinyl siding, plastic bottles and closures, fiber optic cables, and electrical distribution systems for cars and trucks.
- Vital statistics: 129,000 Alcoans in 38 countries, $22.9 billion in revenues, and in 2001 it was six times safer to work at Alcoa than it was in 1991.

Contents

Financial and Operating Highlights

dollars in millions, except share amounts

	2001	2000	% change
Sales	$22,859	$22,936	0
Income from operations*	1,116	1,870	(40)
Net income*	908	1,484	(39)
Total assets	28,355	31,691	(11)
Capital expenditures	1,177	1,121	5
Cash flow from operations	2,411	2,851	(15)
Per common share:			
Basic earnings (before cumulative effect)	1.06	1.83	(42)
Basic earnings (after cumulative effect)	1.06	1.82	(42)
Diluted earnings (before cumulative effect)	1.05	1.81	(42)
Diluted earnings (after cumulative effect)	1.05	1.80	(42)
Dividends paid	.600	.500	20
Book value	12.46	13.13	(5)
Return on average shareholders' equity†	8.3%	16.8%	(51)
Price/earnings (P/E) ratio	33.9	18.6	82
Number of shareholders	266,800	265,300	1
Average common shares outstanding (000)	857,990	814,229	5
Number of employees	129,000	142,000	(9)

* Includes special charges (after tax and minority interests) of $355, or 41 cents per common share, in 2001.
† Excluding special charges, the return on average shareholders' equity was 11.4% in 2001.

2001 Revenues: $22.9 Billion

By Market



Transportation 23%
Alumina and Chemicals 8%
Building and Construction 12%
Aluminum Ingot 15%
Distribution and Other 20%
Packaging and Consumer 22%

By Geographic Area



United States 66%
Other Americas 7%
Pacific 7%
Europe 20%

Alain Belda Chairman and Chief Executive Officer



To Alcoa Shareholders

Despite an extremely challenging business environment, 2001 proved to be the second best year in the company's history in terms of earnings before special charges, and the fourth best year after such charges. As compared with the Dow Jones 30 Industrials, which had a total shareholder return of minus 5.4%, Alcoa's total shareholder return was 7.8%.

Net income for the year was $908 million, or $1.05 per share, including special after-tax charges of $355 million, or 41 cents per share, compared with $1.484 billion, or $1.80 per share, in 2000. Excluding the special charges, earnings for 2001 were $1.263 billion, or $1.46 per share. This was a drop of 42% on a post-special items basis and 19% on a pre-special items basis.

We operated in a deteriorating environment. Demand in our markets weakened as a consequence of the U.S. recession, the European slowdown, and the continued recession in Japan. London Metal Exchange prices for aluminum decreased by 13%, from a closing price of $1,550 a metric ton (mt) on January 2, 2001, to $1,355/mt at closing on December 28, 2001. The price decrease occurred despite a 4% reduction in global output, as reported by the International Aluminium Institute, between December 2000 and December 2001. Power shortages in the U.S. and Brazil reduced Alcoa's own output by 316,000 mtpy, or 7.6% of our total consolidated annual capacity. All of Alcoa's major markets were affected by the economy – aerospace, automotive, housing and construction, packaging, and industrial.

We did what you have to do in circumstances like these. We contained capital expenditures, paid down debt, controlled expenses, and closed high cost facilities. Several of these actions were started in the second half of year 2000. As a consequence, we will have reduced our workforce by some 10,000, or 8%; permanently closed 18 locations, mostly in Europe and the U.S.; and reduced our costs by $348 million. Our actions blunted the impact of greatly reduced market activity but could not eliminate it.

In addition to our ongoing cost controls, in 2001 we completed strategic reviews of our global market positions in primary and fabricated aluminum and addressed the results. Though our restructuring activities had a negative impact on earnings in the second and fourth quarters, they now are contributing to cost savings.

We believe Alcoa is better positioned to do business in the currently depressed economy and to benefit when it rebounds.

Meanwhile, we continued to work for long-term shareholder value by investing in research and development, pursuing appropriate energy self-sufficiency, evaluating and making acquisitions, and strengthening our balance sheet. We continued to safeguard our people and to invest in our communities and protection of the environment.

The Growth Challenge

Striving to grow – top line and bottom line – is a requirement and an ingrained attitude at Alcoa, challenging everyone to do more, better and faster. In a business environment where change is the only

Anatomy of a market team
Alcoa's new Market Sector Lead Team (MSLT) initiative helps develop industry, market segment, channel and specific customer strategies. Each team focuses the design, engineering, production and sales capabilities of key Alcoa businesses to present a single face/multiple solution proposition to each customer. MSLTs are a critical step in a systematic transformation to help our customers – and their customers – succeed.


Market Sector Lead Teams
The Customer
Commercial Transportation
Automotive
Alcoa Product Lines
Wheels
Electronics and Wiring Systems
Extrusions
Sheet and Plate
Fasteners
Castings

certainty, we are guided by proven strategies and competencies to nurture organic growth, preserve shareholder value in difficult times, and grow value when the times are right. In 2001, we walked away from several opportunities because they did not, after analysis, meet our criteria for profitable growth. We have consistently demonstrated the ability to choose strategic partners and buy wisely, and to integrate acquisitions to the mutual benefit of Alcoa and the businesses we acquire. We will continue to do so.

In addition to a number of relatively small alliances, acquisitions, and divestitures reported in the News section of this report, Alcoa undertook a major growth initiative in 2001. We began a long-term strategic relationship with Chalco (Aluminum Corporation of China) that establishes us strongly in the fastest-growing aluminum market in the world. Our future participation as a 50% partner in Chalco's Pingguo primary aluminum and alumina facility will support our plans for further growth in fabricated products in China. We anticipate future mutually beneficial joint ventures with Chalco.

Customers First

Recognizing that our customers' world is changing as much as Alcoa's, as many consolidate and some become global enterprises, we have begun to implement a major shift in the way we manage our relationships with our customers and among our business units. This customer-focused change grows from the Alcoa Business System (ABS) and our recently developed Market Sector Lead Teams (MSLTs). Connecting with our customers through ABS is enabling us to selectively deliver to them just in time and better manage the supply chain. MSLTs provide a simplified, powerful means to coordinate the sale and delivery of various products and services from our geographically and market-diverse businesses to the same customer, anywhere that customer does business, bringing to bear the full advantage of our global capabilities.

Maintaining Our Strengths

The events of 2001, whether tragic, uplifting, or simply part of everyday business, brought me increased appreciation of Alcoa's strength and flexibility as an organization, and of its people in responding to whatever an occasion demands of them. In 2001, the company adopted a new Vision – "Alcoa aspires to be the best company in the world." We reaffirmed our commitment to our Values that have guided the company for many years, revising them only to place appropriate emphasis on what we owe to our customers and people.

The safety of our people and communities always is our highest priority. Excluding recent acquisitions, Alcoa locations achieved a 2001 Lost Workday (LWD) rate of 0.16, which translates to only one Lost Workday injury

Setting a World Standard in Safety

lost workday rate per 200,000 work hours



5
4
3
2
1
87
88
89
90
91
92
93
94
95
96
97
98
99
00
01
U.S. Manufacturing
Alcoa (excludes acquisitions made in 2000 and 2001)

Source: Bureau of Labor Statistics and Alcoa Real Time Safety Data per 1.25 million work hours. We are proud of our record of continuous improvement, but our goal is to become completely accident-free. In 2001, we intensified our efforts to raise safety performance at locations acquired in 2000 to the levels expected at other Alcoa operations, and undertook a company-wide effort to eliminate workplace fatalities.

Wherever we operate, Alcoa will strive to reward its shareholders by remaining true to its stated goals – profitability, integrity in how we operate, leadership in technology and manufacturing practices, and respect and honesty in all of our relationships.

Looking Ahead

Are we satisfied with our performance for you? No. While our 2001 financial results were better than those of most of our competitors in our diverse markets, they did not advance in closing the gap between our performance and our stated objective: standing among the industrial companies in the first quintile of return on capital among Standard and Poor's Industrials in 2003. We still intend to meet that objective.

Overall, the near-term business climate will be difficult. Nevertheless, we believe that Alcoans have the will, the resources, and the competencies to control our destiny and meet the key financial goals we have set. In this regard, I invite your attention to the special section in this report entitled *Alcoa's Way: Five Defining Strategies.*

Recently, the Board welcomed three new directors whose outstanding qualifications and experience strengthen Alcoa now, and will contribute greatly in the future. Kathryn S. Fuller, president of the World Wildlife Fund, brings extensive knowledge and international experience in conservation and environmental law to support Alcoa's commitment to sustainable development. Dr. Ernesto Zedillo, former president of Mexico and an expert on international trade and economics, will help us to move confidently in setting our agenda for global growth. Carlos Ghosn, president and CEO of Nissan Motor Co., Ltd. and former head of Michelin North America, brings to our Board a keen understanding of the automotive market and an impressive track record in cost-cutting and restructuring to improve corporate performance.

On behalf of Alcoa and the Board of Directors, thank you for the confidence you demonstrate with your continued trust and investment.

Alain J. P. Belda
Chairman and Chief Executive Officer

February 15, 2002

Alcoa's Way

Five Defining Strategies

Alcoa's performance, in season and out, is the result of consistent strategies that drive our business at the most basic level. These are the shared ideas and motivations of the exceptional people who make up this company.

On the following pages, we explore Alcoa's Way: five defining strategies at the core of Alcoa – the DNA of a corporation determined to become the best company in the world.



Jesus Pineda, Acuña, Coahuila, Mexico

To Grow the Business, Grow the Customer



Andy Trageser (left) and John Cobes Jr., Alcoa Center, Pennsylvania, USA

Alcoa succeeds when its customers succeed. Everything we do and everything we're building toward must begin with that reality.

Alcoa recognizes that an acquisition strategy – even an excellent one – is no substitute for organic growth in all business units.

The Alcoa Customer Value challenges Alcoans to achieve this growth by putting customers front and center – to meet or exceed their expectations in quality, delivery and service.

Making this Value a living reality requires a cultural shift from what once was an internally-driven, manufacturing orientation to an externally-driven, customer-centric organization. That transformation began with the Alcoa Business System and is now being accelerated by our new Market Sector Lead Teams (MSLTs).

MSLTs are led by Alcoa's top management with the mission of developing industry, market segment, channel and specific customer strategies. In the process, we seek to present a single face/multiple solution proposition to each Alcoa customer.

To date, Alcoa has deployed five MSLTs: Aerospace, Automotive, Commercial Transportation, Building and Construction, and Industrial Markets, with more planned in the near future. MSLTs are the first step in a systematic transformation to help our customers, and their customers, succeed.

Outperform in Every Practice, Every Day



Dana Thomas and John Greiner, Indianapolis, Indiana, USA

Machines don't make the difference. People do. The Alcoa Business System (ABS) is designed to give Alcoa's people the opportunity to be the best – to achieve world standard practices, processes, technologies, and customer collaborations as a way of life.

ABS is an integrated set of systems and tools empowering Alcoans with a common language and the unencumbered transfer of knowledge across businesses and geographies. It provides the means to eliminate waste, reduce inventories, cut costs, and accelerate response times.

In manufacturing, ABS encourages a "pull" system – producing for use, not for inventory. In addition to its powerful efficiencies, the system enables Alcoa teams to produce exactly what the customer wants, when it's wanted, at maximum quality, minimum waste and cost.

In functions ranging from procurement to accounts payable to ensuring a safe workplace, ABS is helping us to sharpen the focus and raise the standards of everything we do.

Financial Discipline – In Season and Out



Ming Li, Alcoa Center, Pennsylvania, USA

Financial strength gives us the freedom and flexibility to achieve our vision and live our Values. It begins with an unblinking focus on the bottom line, a conservative view on leveraging our resources, and a willingness to measure ourselves against the best.

Alcoa is typically the first DJIA company to report earnings, combining results from operations in 38 countries in three working days. Among other examples of disciplined financial management:

- Publicly announced, three-year goals to foster structural improvements rather than temporary fixes.
- Systematic cost reduction programs – their progress reported quarterly – achieving a $1.1 billion annual savings in three years through 2000 and currently moving towards an additional $1 billion reduction by 2003.
- A commitment to achieve return on capital and performance ratios at 1st quintile levels of S&P Industrial companies.
- Strategic management of a low debt to capital ratio, even through periods of major acquisitions.
- Comprehensive due diligence on prospective acquisitions to provide for Alcoa's safety, environmental, and other standards in future operations.

Across the company, financial discipline and transparency are first principles.


BANDICOOT

Bauxite mining and reforestation, Western Australia

Alcoa's value and future growth are rooted in a unique combination of resources – exceptional people, proprietary technologies, natural resources, strategic alliances, and a global network of world-class plants and equipment.

For decades, Alcoa has built up a unique portfolio of select tangible and intangible assets across the globe.

Managed from an ethos of stewardship, these assets extend from mineral deposits and energy resources that communities and countries have entrusted to us for development, to intellectual properties and strategic alliances nurtured over many years.

Alcoa has been able to capitalize on the global trend to privatize, often becoming a preferred bidder on government-owned assets because of our reputation for cultural sensitivity, values-driven management, and community involvement.

Our in-house development of intellectual properties has helped to make Alcoa not only a preferred supplier but also the preferred employer for innovators seeking to practice in an atmosphere of freedom and technological energy.

These and other strategic assets represent the underlying, often overlooked, value in Alcoa and will serve as the engine for our future growth for decades to come.

Steer by the Same Stars



Alcoans seek to translate values into action every day of the year. In business, community, and society, Alcoa is 129,000 people striving for perfection and steering by a clearly stated, shared set of Values.

Aligning the purposes of thousands of people of varying cultures, nationalities and social networks is the unique challenge of a truly global company. In Alcoa's case, the challenge is heightened by the fact that, due to acquisitions, nearly half of our employees have been with the company less than three years.

As Alcoa has continued to grow in diversity and complexity, the need for a scalable, global management approach has likewise grown. Our solution is to allow our longstanding Values to guide decisions and to "manage" behaviors, cross-culturally.

We have articulated – and seek to live every day – a shared set of Values that answers the question: How does Alcoa do it? These Values set the boundaries to actions; yet, within them, they unleash real freedom for Alcoans to act responsibly and effectively – serving our customers, our communities, and each other.

News



Joanne Sore, Exeter, UK



Lindsay Cooper, Richmond, Virginia, USA



Ana Kelly Mara de Araujo, Itapissuma, Brazil

On the Road

Harley-Davidson® Motor Co.'s new cruiser-class V-Rod™ cycle, named Best Motorcycle Design of the Year at the 2001 Paris Motorcycle Show, takes full advantage of Alcoa's 6022-T4 bright and highly formable aluminum sheet. Alcoa worked with Harley-Davidson supplier American Trim on several parts for the V-Rod. Electrical distribution systems from Alcoa Fujikura Ltd. (AFL) are helping power several members of Harley-Davidson's Dyna Glide and Touring families of motorcycles. AFL also will provide wiring for Buell Motorcycle Co.'s new Firebolt™ XB9R cycle. Buell is owned by Harley-Davidson.

Forgings for Airbus

Airbus awarded a number of titanium and aluminum die forging contracts to Alcoa Wheel and Forged Products for its A-380 program, including structural wing and fuselage components. A wing component will be one of the largest closed-die aluminum forgings ever made.

Windows of Opportunity

Alcoa's Hernando, Miss. soft-alloy extrusion plant, a recent addition to Alcoa's Kawneer architectural aluminum building products business, is expanding capabilities in the hung commercial window market. The $16 million expansion includes improved extrusion, painting, and anodizing capabilities, new fabricating lines, and state-of-the-art emissions controls.

USWA Agreement

Alcoa forged new five-year labor agreements with the United Steelworkers of America (USWA). The contracts, covering 12,000 employees in 19 U.S. operating locations, are retroactive to June 1, 2001, run through May 31, 2006, and include reopener provisions in May 2005. These agreements extend and amend contracts originally scheduled to expire May 31, 2002.

Stamp of Quality

Alcoa's Southern Graphic Systems (SGS) played a key role in the record-breaking production of a new 34 cent U.S. stamp commemorating September 11. The stamp, featuring a U.S. flag and the motto, "United We Stand," was released nationwide in November. SGS's speed in producing color separations and printing cylinders for the U.S. Bureau of Engraving and Printing and its prepress analysis of the Bureau's equipment performance helped compress what is normally an 18 month process into fewer than two months.

The Wright Stuff

Alcoa's Michigan Casting Center added its technical knowledge to efforts currently under way to fly a replica of Wilbur and Orville Wright's *Flyer*, the aircraft that opened the era of manned flight. The original *Flyer* was built of wood, sheathed with aluminum-painted cloth, and powered by a four-cylinder engine with cast iron cylinders threaded into an aluminum block. The aluminum was supplied by The Pittsburgh Reduction Company – now Alcoa. Working from a block cast from the original tooling, photographs, and dimensional sketches, Casting Center employees "reverse engineered"


Bubba

Australia: off to a great start
At a youth club near Alcoa's mining operations in Western Australia, young go-kart racers Bradley Harris, Neil Harris and Corey Gianatti get safety tips from Alcoa volunteer Rob Ingpen and club official Allan Bassett. Alcoa's community support here extends to many partnership activities, including the establishment of a local library, sharing Alcoa safety expertise with schools, and employee volunteer programs with local emergency teams.



Juán Carreño Campos, Alicante, Spain

the foundry tooling and cast three blocks for the Wright Experience, the group recreating the aircraft. The plan is to fire up the engine and take off precisely at 10:35 a.m. on December 17, 2003... exactly 100 years after the first flight.

Smelter Production Down

Power shortages in the U.S. and Brazil reduced Alcoa's smelter production by 316,000 metric tons per year (mtpy), or 7.6% of total capacity, in 2001. In Washington State, Alcoa idled the 270,000-mtpy Ferndale (Intalco) smelter (61% Alcoa-owned) and its 220,000-mtpy Wenatchee smelter following agreements with local power utilities. The agreements helped resolve power shortages and include provisions compensating for employees' wages and benefits.

As part of a nationwide energy rationing program in Brazil, Alcoa Aluminio's 90,000-mtpy Poços de Caldas smelter and the 370,000-mtpy Alumar smelter in São Luis both cut production twice in 2001, reducing output by a total of 50% and 25%, respectively. Rationing was lifted in northern Brazil in January 2002, and Alumar expects to be operating at capacity by the end of March. Power curtailments continue in southeastern Brazil, but improved operations enabled Poços de Caldas to increase production from 50% to 75% of its nameplate capacity.

Capacity also was affected by failure of the generating station at the 300,000-mtpy Warrick, Ind. smelter in December 2001. The smelter lost two-thirds of its capacity.

Hotel Chain Chooses Alcoa

AC Hotels, one of the largest five-star hotel chains in Spain, chose Alcoa Arquitectura as a supplier for its high-quality products, technical support, and quick delivery. AC Hotels plans to open 30 more hotels in Spain and to expand internationally in 2002.

GM Thinks Big

Covered with expanses of glass and aluminum the size of 34 football fields, the tower of General Motors' new Vehicle Engineering Center is the focal point for its 640-acre, $250-million Technical Center in Warren, Mich. The two custom curtain wall systems that form the facade were designed by Kawneer, an Alcoa business. The building also includes Alcoa Cladding Systems' Reynobond® aluminum composite panels.

A Promising Introduction

Blessed by a Shinto priest at a dedication ceremony in April, a new Alcoa forged aluminum wheel plant in Joetsu City, Japan, rolled its first pallet of commercial vehicle wheels off the line in October. Japanese customers have welcomed the new wheels. More than 53% of the wheels seen at



United Kingdom: a helping hand when it matters most
Katie Lewis-Carthy and John Znajda are part of a large group of volunteers from Alcoa's Kitts Green, UK, rolling mill who tutor children in reading skills at nearby Heathlands School.



Christine Gibson, Richmond, Virginia, USA

the 2001 Tokyo Truck Show were Alcoa forged aluminum wheels.

New Neighbor

The Pittsburgh Steelers' new Heinz Field football stadium includes $600,000 worth of architectural aluminum products from Kawneer. Fans enter club seats and luxury suites through different types of Kawneer doors, and club lounge occupants can view the city of Pittsburgh through an aluminum-framed glass curtain wall.

Alliances

A Big Step in China

In 2001, Alcoa completed agreements for a strategic alliance with Aluminum Corporation of China Ltd. (Chalco), marking the beginning of a long-term strategic partnership. The companies are forming a 50/50 joint venture at Chalco's facility at Pingguo, one of the most efficient alumina and aluminum plants in China. Alcoa will gain a strong position in China's aluminum market, the fastest growing in the world, while Chalco will benefit from Alcoa's management skills, operational and technical expertise, and best practices. Alcoa's participation in the primary sector will also support Alcoa's further growth in fabricated products in China.

Venture plans include a significant increase in refining and smelting capacities at Pingguo, doubling the 450,000-mtpy alumina refining capacity by 2003 and expanding the 135,000-mtpy smelter to 355,000 mtpy by 2006. Alcoa is the strategic investor in Chalco's global offering and listing on the New York Stock Exchange and The Stock Exchange of Hong Kong. The alliance is expected to lead to additional joint ventures in China.

New Business for Howmet

Alcoa's Howmet Castings business strengthened its ties with two major customers. In 2001, Howmet and Siemens AG began a multiyear, several hundred million dollar agreement for the supply of Howmet turbine airfoil castings. In January 2002, Boeing awarded Howmet Castings $8 million in new contracts for its F-22 aircraft.

Hydropower in Brazil

Alcoa Aluminio is engaged in several hydropower projects with other Brazilian companies that will increase its energy self-sufficiency and cost-stability while also meeting Alcoa and Brazilian standards for socially and environmentally sound development.

- In 2002, Aluminio began receiving its own energy from the Machadinho plant, in which Aluminio has a 27.23% stake. The plant has a total installed capacity of 1,140 megawatts (MW) and is expected to supply 55% of the energy requirements of Aluminio's Poços de Caldas smelter.
- A consortium including Aluminio won an



Robert Woodward, Marrinup, Western Australia



Norman Mytton, Kitts Green, UK



Rich Fennessey, Massena, New York, USA



Ron Glah and Sandra Beach Lin, Indianapolis, Indiana, USA

auction for construction of the Santa Isabel plant. The facility will have a total installed capacity of 1,087 MW, and will supply 30% of the Alumar smelter's needs. Aluminio owns a 20% share, corresponding to 106.5 MW of firm power. Start-up is expected in 2008.

Aluminio also participates in the Barra Grande and Serra do Facão hydropower projects.

- Barra Grande construction has begun and is expected to be completed in 2005, with total installed capacity of 690 MW. The facility will provide 45% of the energy for Poços de Caldas and a smaller percentage of Alumar's needs. Aluminio has a 35.30% stake.
- Construction of the Serra do Facão facility, in which Aluminio has a 39.46% stake, will begin in 2002 and is scheduled for completion by 2005. It will have total installed capacity of 210 MW, and supply 26% of Alumar's needs.

Closures for India and Nepal

Alcoa Closure Systems International (CSI) and Nilkamal Plastics Group of Mumbai, India, the leading supplier of plastic beverage crates to bottlers in Asia, formed a joint venture to produce plastic closures for beverage markets in India and Nepal. The venture was granted foreign investment approval from the Nepal government to build a plant in Hetauda, a border town between Nepal and India.

New Metals Distributor

Alcoa and BHP Billiton formed a North American metals-distribution joint venture, with each of the partners owning 50%. Named Integris Metals, it is a Minneapolis-based, independently managed company with projected annual revenues of more than $2 billion. The venture combines Reynolds Aluminum Supply Co. with BHP Billiton's Vincent Metal Goods in the U.S. and Atlas Ideal Metals in Canada.

Bigger Stake in Korea

Korea Packaging System was renamed Alcoa CSI Korea, reflecting Alcoa's purchase of an additional 26% interest in the company from Maro Corp. Alcoa now holds 51% of this leading producer of plastic beverage closures.

Acquisitions

- Alcoa increased its equity in Elkem ASA to more than 40% and made a cash tender offer for the remaining shares, as required by Norwegian securities law. Elkem, through its partnership with Alcoa, is Norway's second largest aluminum producer and the world's largest supplier of silicon metal.
- Alcoa and Dooray Air Metal Co. signed a definitive agreement for Alcoa to acquire Dooray's aluminum extrusion assets in Changwon, marking Alcoa's entrance into the aluminum market in Korea.
- AFL acquired four wire harness plants from Siemens VDO Automotive AG of Germany. The facilities, located in Europe and Mexico, have helped AFL expand its customer base and made it a significant supplier to Volkswagen AG.
- Alcoa Wheel Products purchased the remaining 25% ownership of Reynolds-Lemmerz Industries, a producer of cast aluminum wheels.
- AFL Telecommunications acquired Laser Armor Tech Corp. and ISAC, enhancing AFL's position in optical ground wire and extending its family of engineer, furnish and install companies. AFL also acquired majority ownership in Pacific 17, which



Cristina Zamora, Acuña, Coahuila, Mexico



Osvander José Pereira, Poços de Caldas, Brazil



Alison Caffrey, Exeter, UK

designs and operates wireless communications sites.

- Alcoa Engineered Products acquired REDD Team Mfg., Inc., a privately held maker of extruded aluminum products.
- Alcoa Packaging Machinery, Inc. (APMI) acquired some assets of Didde Web Press Corp., a producer of narrow web offset printing presses, and the assets of Preferred Machinery Corp., a manufacturer of food and beverage handling equipment.

Divestitures

- Alcoa sold its Thiokol Propulsion business to Alliant Techsystems Inc. (ATK).
- Alcoa Aluminio sold its 40% share of Alcoa Fios e Cabos Elétricos S.A. to the co-owner, Phelps Dodge.
- Alcoa sold the assets of Hanover Manufacturing Corp. to Rea Magnet Wire Co.
- Alcoa's Malakoff Industries, Inc. was sold to Baikowski International Corp.
- Alcoa divested its 50% stake in Aroaima Bauxite Co. to the Guyanan government.

Innovations

Update: Inert Anode

Work is proceeding on schedule to test and improve Alcoa's revolutionary smelting technology that uses inert anodes instead of carbon anodes. If it proves to be feasible on a commercial scale, the new process promises to increase smelter capacity and lower production costs. It also would benefit the environment, because the principal emission is oxygen rather than carbon dioxide and sulfur derivatives. Test cells are operating in Europe and North America. It is expected that significant tonnage will be converted to inert anodes for full-scale testing by year-end 2002.

High Yield Melting Project

In alliance with Praxair, a leader in industrial gases, Alcoa is testing High Yield Melting. This R&D project involved constructing and operating a commercial scale aluminum-melting furnace in Alcoa's Warrick (Ind.) Operations' ingot plant. Benefits are improved environmental performance, safer work environment, reduction in natural gas usage, and significant waste elimination. The project received the Indiana Governor's Award for Excellence in Pollution Prevention in 2001.

Productive Casters

A new caster tip design will enable Alcoa's more than 30 twin-roll casters to increase production 5% to 10% annually by improving the distribution and uniformity of molten metal into the roll bite. The tip has been installed on 15 casters; technology transfer will continue until all casters are outfitted.

Top of the Line

Shibazaki Seisakusho Ltd. of Japan, part of Alcoa CSI, jointly developed a servo-capping machine with Mitsubishi Heavy Industry Co. (MHI), a major filling line supplier. Combining MHI's electronic technology and Shibazaki's capping technology, the machine detects application angle, torque and speed, and monitors bottling abnormalities, enabling bottlers to prevent problems and improve productivity.

Shibazaki also played a key role in resolving the technical issues of applying caps at high speed to aluminum bottles. Nine aluminum bottling lines were in use in 2001, and seven more lines will be operating in 2002.



Sardinia: a fresh look
Antonello Murgia, Federico Strina (front), Pierre Champoux and Giovanni Perseu (rear) of Alcoa's Portovesme smelter put new paint on the walls of a 100-year-old house that serves as a local community center in this small town on the Italian island of Sardinia. Thirty Alcoans participated in this one-day cleanup project, funded by an Alcoa grant.



Rick Russell,
Livonia, Michigan, USA

Breaking the Cost Barrier

Under contract to the U.S. Department of Defense, an Alcoa-led team, including Boeing and Lockheed, completed the first phase of an initiative to dramatically reduce the cost of airframes. The project will apply collaborative design methods Alcoa developed in its work with automakers. During this phase, analyses were performed on selected parts of three military aircraft. Teams have begun developing lower-cost, conceptually advanced aluminum-based designs for wing structures and for primary fuselage structures.

Solutions for Communications

AFL Telecommunications introduced two new products in 2001. Its MicroCore™ fiber optic cabling system uses stainless steel laser welding technology, which allows bandwidth providers to add fiber to their systems in increments, reducing up-front capital costs. Xpress Fiber Management™ meets demanding needs for high-density, cross-connect uses.

Improved Sheet Quality

Alcoa developed a control system for single-stand hot reversing mills capable of adapting to multiple operating conditions. The new software eliminates aluminum sheet variability by controlling mill temperature and product thickness, which are especially important with multiple product changeovers. The system is now an Alcoa standard and will be installed on 15 Alcoa mills worldwide.

Innovations for Safety

Alcoa is selling an easy-to-install way to prevent pedestrian accidents with in-plant railing systems. Alcoa has applied to patent the Alcoa Guide Rail System™, developed at Engineered Products' Cressona (Pa.) Operations, and now available to Alcoa locations and other industrial facilities. Guide Rail costs less than similar steel systems and includes features developed in response to users' feedback. R&B Wagner Inc., which specializes in architectural and industrial railing systems, is the first company to market it.

High-Tech Prototyping

Alcoa Automotive's Modena Assembly and Fabricating Center in Italy introduced a unique prototyping capability. The facility can convert dimensional drawings and computer-generated data directly into prototypes of aluminum and multi-material automotive components, ranging from large substructures to full-body structural elements. It also can integrate fixture design with dimensional variations occurring during joining and forming while developing the prototype.

Eye-Catchers

Scientists at Alcoa Technical Center developed a family of ultrafine aluminum powder products for



Roberto De Aquino,
Acuña, Coahuila, Mexico



Shannon Saliard, Davenport, Iowa, USA



May Rennick,
Huntly, Western Australia

Alcoa Specialty Metals. Dubbed Alcoa Super-Flec™ powders, the products will be used in metallic pigments for coatings, plastics, and inks. Because they are available in finer grades than other aluminum powders, they offer customers a wider range of special effects, while saving processing costs.

ABS Progress

Alcoa continues to deploy the Alcoa Business System (ABS) throughout the company. ABS connects Alcoans to customers, each other, and Alcoa processes. ABS is a fully integrated means of achieving continuous improvement in safety, quality, time and cost efficiencies, and customer satisfaction.

Partners in Aerospace

Alcoa's Lafayette (Ind.) Operations and Boeing formed a team to address manufacturing and delivery specifications. The team created a direct customer-pull connection that enabled them to meet Boeing's lean manufacturing needs without increasing costs. In 2001, Lafayette raised delivery performance to 100% at Boeing's largest receiving location for the first time. Enhanced customer service and waste elimination are other benefits.

Tennessee Saves

The Roll Shop at Alcoa's Tennessee Operations now supplies higher-quality rolls to the Continuous Cold Mill for rolling can sheet. Between May 2001 and the end of the year, the number of defective rolls fell 65%, leading to an 18% increase in the number of feet of aluminum rolled between roll changes over the same period.

The Can Reclamation Department decreased its net melt loss from 4.6% in 2000 to 4.1% in 2001. Each .1% improvement of net melt loss for the year is valued at more than $350,000.

Customer Connection

Alcoa Building Products (ABP) undertook a pilot program with Cassidy Pierce Co. A training program created an ABS-customer relationship that produced striking results: doubling of the customer's cash flow and inventory turns, a broadened ABP product offering, and improved profit margins.

Wheels in High Gear

Alcoa's Cleveland (Ohio) Works made impressive improvements in its automobile and truck wheel flowpaths. The auto flowpath has reduced inventories by 70%, scrap by 50%, and process reject rates by as much as 85% – while achieving 100% on-time delivery. The truck flowpath is almost completely linked from suppliers through the wheel line and on to the end customer. Delivery performance went from 88% in 2000 to 99%.

Down with Cap Scrap!

Alcoa CSI North America's five plants achieved significant performance improvements. They posted aggregated percentage reductions of 42% in customer complaints, 71% in customer claims, 29% in liner scrap, and 35% in poly scrap. Lost workdays fell by 53%, while the plants' manufacturing productivity index, a measure of operating efficiency, rose 3%. Quality improvements translated into improved supplier ratings from major U.S. soft drink customers.

Good Results at AFL do Brasil

Implemented throughout the AFL wire harness plant in Itajubá, Brazil, ABS produced improvements in areas



Trevor Bennett, Huntly, Western Australia and Tanya Bonnici, Booragoon, Western Australia



Luigino Floris, Sardinia, Italy



Kevin Barnett, Pittsburgh, Pennsylvania, USA

ranging from safety to production costs.

- 7.9 million hours worked without a lost workday accident, representing more than 1,600 workdays.
- Absenteeism reduced 66%, to 2.16%, from 1998 through 2001.
- Zero circuits or finished goods reworked in the plant since June 2001.
- Zero obsolescence in raw material since November 1999 and zero obsolescence in finished goods inventory since June 2001.
- Average delivery performance 99% on-time.
- Break-even point reduced 44% since June 1998.

Focus on Environment

Sustainable Development

Alcoa established an environmental program combining the quest for perfection underlying the Alcoa Business System and the principles of sustainable development. Alcoa businesses developed their own goals within a comprehensive framework. Progress will be measured against environmental performance in 2000, except for greenhouse gas emissions, where the base year is 1990. New targets for the first 10 years include:

- By 2007, reduce landfilled waste by 50%; NO_X emissions by 30%.
- By 2008, reduce mercury emissions by 80%; process water use and discharge by 60%; volatile organic compounds by 50%.
- By 2010, reduce SO_2 by 60%; greenhouse gases by 25%.

Other program elements are management systems, accountability, cost savings through recycling and other initiatives, product design, and community involvement.

Breakthrough in Waste Treatment

Spent pot lining (SPL) is an unavoidable waste product of the electrolytic process used in smelting aluminum. It is a hazardous waste because it contains significant amounts of absorbed fluorides and traces of cyanide. Aluminum producers usually send the material to landfills. The Alcoa Portland SPL Process transforms SPL to usable aluminum fluoride and a harmless granulated vitreous material called "synthetic sand." The new process results from an eight-year, A$26 million effort involving Portland Aluminium, Alcoa, Ausmelt PTY Ltd., and Australia's CSIRO. The Environmental Protection Authority of Victoria, Australia, has approved the synthetic sand for unrestricted use as long as it continues to meet a strict fluoride leachability standard. Likely uses include commercial applications such as road making and concrete. Portland Aluminium has successfully used the reclaimed aluminum fluoride in its smelter, reducing its need for imported aluminum fluoride.

Greener Recycling

In July, Alcoa opened a highly automated aluminum recycling plant in Avilés, Spain, to remelt painted and lacquered aluminum scrap and thermal brake products. The plant's emission processing system, unique in Europe, prevents the release of paint particles to the atmosphere.

A+ for the Environment

Two of Alcoa's Mill Products plants were recognized for improving the environment. The Lancaster, Pa. facility received the Pennsylvania Governor's Award for Environmental Excellence for 2001 for its efforts leading to beneficial reuse of spent mineral spirits. The project reduced the plant's



Mohammad Ashraf, Amersham, UK



Don Burrell, Pittsburgh, Pennsylvania, USA



Nicci Cole, Exeter, UK



Benita Villa, Acuña, Coahuila, Mexico

overall hazardous waste by nearly a half-million pounds. The Iowa Chapter of the Sierra Club honored the Davenport facility with the Business Service Award for its commitment to reducing releases to the environment and its innovative programs.

Look, See, Act

Suralco provided some funding and employees acted as facilitators and coaches for a countrywide environmental awareness contest among schools in Suriname. Called *Opo yu AY* ("Open your eyes"), the contest was established by the Suriname branch of Rotary International to stimulate students to discuss environmental projects. One Suralco-coached student team captured first prize, and two others were among the top five contestants.

Peaceful Coexistence

A Portland Aluminium sponsorship will help protect an Australasian gannet (*Sula serrator*) colony that nests on Pt. Danger, not far from the smelter. This species is rare, and the Pt. Danger gannets are the only mainland colony in Australia. Portland Aluminium has provided funding to protect the gannets from predators and to construct a viewing platform.

Funding Forests

Alcoa Foundation approved four multiyear grants for conservation and sustainability, with a major emphasis on sustainable forestry. The World Resources Institute, World Wildlife Fund, The Nature Conservancy, and the National Fish and Wildlife Association will each receive $500,000 or more.

Safe and Sound

Super Slitter

Construction began on a super slitter in Alcoa's Warrick, Ind. plant that is designed for maximum safety. Pedestrian and vehicle interface with the slitter will be eliminated, and the latest machine-guarding technology has been installed. The super slitter also will improve production quality and reduce costs for can sheet. Full production is scheduled for mid-2002.

New Vacuum Quells Dust

Alcoa and Ruwac USA have engineered a portable vacuum system to clean up potentially explosive dusts. Plant personnel now can vacuum fugitive aluminum dust instead of sweeping it manually. The vacuum allows workers to get out of hazardous areas more quickly.

European Safety Leaders

The European Aluminium Association (EAA) recognized Alcoa locations for their safety achievements, and Alcoa's Spanish plants also received the Spanish National Mutua Association's safety award. The EAA's program gave excellent ratings to 12 plants out of 115. Seven of these were Alcoa plants.

In Spain, Alcoa's 13 locations were recognized for their efforts in preventing workplace accidents. The plants posted a work safety score that is 38 times better than average in Spain's general industrial sector, and 58 times better than other companies in the metallurgical sector.

New! from Alcoa

PowerShade

Kawneer, Alcoa's architectural building products group, has developed a "green" product called 1600 PowerShade®. An industry first, this solar-powered sunshade generates electricity, provides shade for glass





Julie Caponi, Pittsburgh, Pennsylvania, USA

Mexico: recovery in the park
Blanca E. Lopez (center) and friends clear a wetland of brush and debris in Acuña, Coahuila, Mexico. The project is part of the ongoing cleanup and restoration of a 70-acre park near a plant operated by Alcoa Fujikura. A $120,000 Alcoa Foundation grant helped Alcoans and other community members establish a nonprofit organization to manage the property.

areas, and improves thermal performance. It is designed for disassembly, enabling efficient, cost-effective recycling of its components – and it can be manufactured from recycled materials. The sunshade won a first-place design award at the 16th annual International Energy Association Conference in Scotland and a gold Design Excellence Award from the Industrial Designers Society of America.

Automotive Firsts for 2002

Automakers Nissan and DaimlerChrysler and truckmaker Freightliner are featuring components made of Alcoa's enhanced 6022 alloy in their 2002 cars and trucks. The new alloy provides improved strength, formability, and corrosion resistance. Nissan is using it for hoods and decklids in its 2002 Altima, named Car of the Year at the North American International Auto Show in January. DaimlerChrysler employs it for hoods in both the 2001 and 2002 Concorde and LHS vehicles. Freightliner also will use Alcoa sheet in 2002 for the newest member of its heavy-duty truck line.

Ford's redesigned Explorer and 2002 models of the Dodge Ram 4x2 and 4x4 pickup trucks will feature an Alcoa aluminum steering knuckle, the component that attaches the wheel to the vehicle's steering and suspension system.

Good Vibrations

Working with General Motors and its Tier One driveshaft supplier, Spicer Driveshaft Division of Dana Corp., Alcoa helped correct a vehicle driveline noise, vibration, and harshness concern traced to a conventional two-piece steel driveshaft. In only 90 days from initial identification of the problem, Alcoa's new one-piece, lighter-weight aluminum driveshaft was in production for the GMT-800 extended cab longbox truck – eliminating the concern, improving vehicle assembly, and providing GM with sizable cost savings.

Disposable Containers Are Hot

A new line of private-label disposable food containers from Alcoa Consumer Products achieved a 75% sales increase from December 2000 to December 2001. Currently the line includes 25-oz. Entrée, 24-oz. Soup and Salad, and 9.5-oz. Snack sizes, with a 64-oz. size due out in 2002.

To Your Health

Alcoa Flexible Packaging provided distinctive full-body shrink sleeves for the new Fuze™ Healthy Refreshment line of fruit-flavored beverages with herbs, minerals, and vitamins. The wraparound sleeve provides maximum space for promotional and nutritional information, while the glossy shrink film enhances the graphics.

Tech World

Alcoa displayed products to more than 1,400 General Motors decision makers, illustrating its ability to take an idea from design through final product.



Todd Summe, Alcoa Center, Pennsylvania, USA



Maria Cecilia F. Silva, Itajuba, Brazil



Michel Verreault, Quebec, Canada

New concepts on show included a van door that reduces opening and closing effort, expands the passenger viewing area, and increases interior room while meeting all safety standards. A pickup or SUV tailgate combines aluminum sheet with a polymer structural insert to improve ergonomics. These products also offer carmakers a simpler assembly process and lighter-weight components for employees to handle.

As Others See Us

Money Picks Alcoa

The January 2002 issue of *Money* magazine featured Alcoa as a best investment for 2002 – one of only eight stocks named. In addition to praise for the company's management and ability to cut costs, the article cited Alcoa's ten-year history of 31% annual increases in earnings, while the average S&P 500 stock gained only 11% annually, and the company's 154% five-year return on investment, compared with the S&P 500's 64%. The magazine refers to Alcoa as "a growth machine."

Safer Highways

Alcoa was awarded the Pennsylvania Governor's Highway Safety Award in the Business Leadership category for the Allegheny County Safe Driving Community Project. Alcoa sponsored a "Safe Driving Communities" forum, bringing together many private and public sector groups working to reduce traffic fatalities and injuries. Ultimately, the project will provide a model that can be replicated in other communities.

Hall's Process Honored

The commercialization of aluminum, made possible by chemist Charles Martin Hall and the financial backing of the company that would become Alcoa, has been designated a National Historic Chemical Landmark by the American Chemical Society.

For Work and Family

Alcoa World Alumina Australia received the Australian Chamber of Commerce and Industry (ACCI) National Work and Family Gold Award for 2001, given to honor overall outstanding achievement in addressing the work and life needs of employees. It also won in the ACCI National Work and Family Large Business Award category.

They Deliver!

In 2001, Alcoa Building Products achieved an overall customer service index of 99.2%, as determined by a combination of orders shipped complete (99.7%) and orders shipped within the stated lead time (99.5%).

Cornucopia of Awards

In the U.S. and Canada, Reynolds Foodservice Packaging received major recognition from its customers. The business received a Gold Partner Award in Sysco Corporation's 2001 Supplier Recognition Awards; the Award of Excellence from Alliant Foodservice; Non-Foods Supplier of the Year from both the Premier/Nugget Group and Golbon Distributor Group; Outstanding Supplier Award from Pocahontas Foods USA; and Supplier of the Year from Sysco Ontario.



John McCullough, Dinesh Seksavia and Greg Beaman, Livonia, Michigan, USA



Chris Gilder, Amersham, UK



Steve Calva, Pittsburgh, Pennsylvania, USA

Measuring Up Globally

Alcoa now is part of the Dow Jones Sustainability Index, based on the company's balancing environmental excellence, social responsibility, and financial success. There are about 300 companies worldwide in the index. The index typically outperforms the Dow Jones Global Index of the 2,000 largest companies in the world.

At Work in the Community

To Honor and Aid

Alcoa and Alcoans were among the millions of individuals, communities, and organizations that responded to the relief effort after the Sept. 11 terrorist attacks. Alcoa Foundation immediately donated $75,000 to the Red Cross. Alcoa quickly followed with $2 million to establish an Alcoa Relief Fund and up to an additional $1 million to match employee and retiree donations to accredited relief agencies. The matching program includes donations made between Sept. 11 and Dec. 31, 2001. At year-end, the Relief Fund was valued at more than $400,000. Also, Alcoans responded by giving blood, holding fundraisers, donating wheels for New York City fire trucks, and sending safety gear and other necessary supplies.

In December, Alcoa awarded an initial $250,000 grant from the Relief Fund to Civic Capital Corp., a nonprofit organization that gives capital and strategic assistance to small- and medium-sized businesses near Ground Zero in New York City.

Strong Roots

Down Home Ranch, a nonprofit organization near Alcoa's Rockdale, Tex. Three Oaks Mine, and Alcoa have strengthened their long-term relationship with an initiative that will help disabled adults, revegetate mined land, and contribute toward fulfillment of Alcoa's One Million Trees reforestation project. In addition to 50,000 seedlings for Alcoa, the ranch will sell seedlings to local markets, providing operating income and meaningful work for its residents.

Connecting in Suriname

With support from Alcoa Foundation, EDUCONS (Education and Communication Network Suriname) opened a computer-based learning center in Paranam. The center provides distance learning and software-based textbooks. Students use the center during school hours, and it is open to the community at other times.

Woman's Place?

Giving a new twist to the old saying, "A woman's place is in the home," volunteers from Alcoa's Warrick (Ind.) Operations formed all-women work crews to build an Alcoa Foundation-sponsored house for Habitat of Evansville. Alcoa Foundation also sponsored another home for Habitat of Warrick County, constructed using environmentally friendly materials and low-waste construction methods.

Aid for Aboriginal Students

Alcoa has established the Alcoa Aboriginal Student Scholarship at Challenger TAFE (Technical and Further Education) school in Western Australia. Two scholarships will be awarded each year, and are intended to encourage Aboriginal students to study subjects that will provide them with more career choices.



Great Smoky Mountains: hands-on biology lesson
Student Cody West shows Alcoan Dale Huddleston the role the lowly salamander plays in the Appalachian ecosystem in the Great Smoky Mountains National Park. Residential environmental programs at the Great Smoky Mountain Institute at Tremont, in Blount County, Tennessee, have been strengthened by a $250,000 grant from Alcoa Foundation. The money will help provide capital improvements, scholarships for low-income students, and science programs in a community where Alcoa has operated for 90 years.

Global Reach and Local Impact

In 2001, Alcoa and Alcoa Foundation (including grants from Alcoa-Alumax Foundation and Instituto Cultural e Filantropico Alcoa) contributed more than $52 million to causes ranging from humanitarian relief efforts in Peru, India, France, and the U.S. to specific community needs. Thousands of individual Alcoans also volunteered their skills and time. Alcoans in action are shown throughout this News section.

Alcoa Foundation (AF) made grants totaling $21.3 million, to fund 2,500 initiatives in 26 countries.

Thirteen grantmaking teams guided community giving. Resources include materials and Alcoa volunteers, in addition to funding. The teams operate within areas of excellence: Conservation and Sustainability; Safe and Healthy Children and Families; Skills Today for Tomorrow; Global Education in Science, Engineering, Technology and Business; and Business and Community Partnerships.

AF also expanded community support with ACTION, shorthand for Alcoans Coming Together in Our Neighborhoods. This program recognizes employee involvement with nonprofit organizations with $3,000 grants to those where Alcoa teams give a day of volunteer service. In 2001, more than 100 teams volunteered in more than 50 communities worldwide.

Corporate contributions were approximately $13 million in grants and $18 million in one-time gifts related to real estate. These gifts included the difference between appraised value and what the University of Richmond paid for the former Reynolds Metals headquarters and endowment of Pittsburgh's Regional Enterprise Tower, Alcoa's former headquarters building. □

Financial and Corporate Data

Trends in Major Markets

Transportation
22.7% $5.2 billion

Alcoa segments that sell products to this market: Flat-Rolled Products, Engineered Products, Other

- Alcoa revenues in this market come from sales to automotive, aerospace and commercial transportation industries.
- The use of aluminum per vehicle in Europe is expected to grow from 198.4 lbs (90 kg) in 2001 to 286.6 lbs (130 kg) in 2005. *European Aluminium Association*
- In the U.S., light trucks, sport-utility vehicles, and vans outsold passenger cars for the first time in 2001. These use more aluminum per vehicle than cars, especially in cast and forged products, which Alcoa supplies for suspension system components such as steering knuckles and control arms.
- China is predicted to be the largest commercial aviation market outside the U.S. by 2020, requiring 1,764 jets worth $144 billion, 78% of which will be regional and single-aisle aircraft. *Boeing Market Outlook*

Worldwide Commuter Aircraft Build Rates
less than 100 passengers


350
300
250
200
150
100
50
97
98
99
00
01

Props
Jets

Data for 1997–2000 have been revised upward from the 2000 annual report.

Sources: Alcoa, Industry

Growth in Automotive Aluminum North America
pounds per typical vehicle


300
250
200
150
100
50
97
98
99
00
01

Source: Ducker Research Company

Packaging and Consumer Products
22.3% $5.1 billion

Alcoa segments that sell products to this market: Flat-Rolled Products, Packaging and Consumer Products

- Alcoa's packaging and consumer products revenues are primarily from sales of beverage can sheet, bottle closures, flexible packaging, packaging machinery, and foodservice packaging, including Reynolds Wrap® and other Reynolds-brand products.
- U.S. shipments of aluminum cans in 2001 held even with 2000 at about 100 billion units.
- Alcoa Consumer Products increased the production capacities outside the U.S. of its Reynolds-branded products, which saw significant growth during 2001 in South America, Africa, Eastern Europe and Southeast Asia.
- Innovative new aluminum bottles in Japan are expected to double sales to about a billion units over the next 2-3 years. Alcoa closures are used on these bottles. *Industrial Information Resources Inc.*

Aluminum Beverage Can Demand
billions of cans


200
150
100
50
97
98
99
00
01

Pacific
Europe
Middle East & Africa
U.S. & Canada
Latin America & Mexico

Sources: Alcoa, CMI, CCL, Kaal, IMES

Bottled Water Growth
billions of units


12
10
8
6
4
2
97
98
99
00
01

Small Size PET in U.S. & Canada.

Alcoa is one of the world's leading suppliers of bottle closures.

Sources: Alcoa, Industry

Distribution and Other
20.1% $4.6 billion

Alcoa segments that sell products to this market: Flat-Rolled Products, Engineered Products, Other

- Alcoa's revenues in this market principally come from sales of aluminum sheet, plate and extrusions to distributors. 'Other' also includes sales of products and services for telecommunications and power generation.
- In November, Alcoa and Billiton formed a North American metals-distribution 50-50 joint venture that combines Alcoa's Reynolds Aluminum Supply Co. (RASCO) with Billiton's Vincent Metal Goods in the U.S. and Atlas Ideal Metals in Canada. RASCO will not be included in revenues here next year.
- A sharp downturn in the telecommunications market reduced the pace of fiber optic construction projects, one of the markets served by AFL. Current construction activity is roughly at pre-1999 levels.
- *Engineering News Record* reports a sharp rise since 1999 in U.S. demand for power generating capacity, which historically increases 2.5 – 3% a year. Alcoa's Howmet is the leading worldwide producer of hot-section components for gas turbine engines used in power generation. While the rate of new demand may slacken in 2002, the large base of installed equipment will begin to need replacement parts. Howmet is in position to be a leading supplier.

North American Telecommunications Capital Expenditures
billions of dollars


100
80
60
40
20
97
98
99
00
01

Source: RHK, Inc.

Aluminum Ingot

14.8% $3.4 billion

Alcoa segments that sell products to this market: Primary Metals

- Aluminum ingot is an internationally produced, priced and traded commodity whose principal trading market is the London Metal Exchange, or LME.
- Worldwide primary aluminum capacity is estimated at 26.1 million mtpy, of which about 10% is currently idle. Alcoa has 4.1 million mtpy of smelting capacity, including some 635,000 mtpy idle at the end of 2001. Electricity shortages closed two Alcoa smelters in the U.S. Pacific Northwest and reduced production at Alcoa's two smelters in Brazil.
- Alcoa produces aluminum ingot primarily to use in further fabrication of higher value products. Ingot shipments to third parties in 2001 were 49% of total aluminum shipments.
- Alcoa generates approximately 25% of the power used by its smelters.
- By forming a strategic alliance with Aluminum Corporation of China Limited (Chalco), Alcoa becomes the first aluminum company to establish a foothold in primary aluminum production in China, the fastest growing market in the world.

Worldwide Aluminum Ingot Inventory

millions of metric tons


5
4
3
2
1
92 93 94 95 96 97 98 99 00 01

Producers
LME Warehouse

As of Nov 01

Building and Construction

11.8% $2.7 billion

Alcoa segments that sell products to this market: Flat-Rolled Products, Engineered Products, Other

- Alcoa's revenues in this market are from an array of fabricated aluminum products for commercial and residential applications, as well as vinyl extrusions and injection moldings for new homes and remodeling.
- New U.S. housing starts rose 2.2% in 2001, the third highest rise in the last 15 years. New home sales in 2001, 2.6% above the previous year, were the highest on record. *U.S. Commerce Dept.*
- In 2001, the U.S. construction industry as a whole reported its tenth straight year of growth. Commercial construction, however, was down 4% in 2001 to $165.8 billion, with the largest declines in new offices, hotels, and warehouses. *F.W. Dodge, McGraw-Hill*

U.S. Repair & Remodeling Expenditures

billions of dollars


150
130
110
90
92 93 94 95 96 97 98 99 00 01

Source: U.S. Census Bureau C-50, National Association of Home Builders

Alumina and Chemicals

8.3% $1.9 billion

Alcoa segments that sell products to this market: Alumina and Chemicals

- Alcoa is the world's largest producer of alumina, the white, powdery oxide of aluminum refined from bauxite ore. Alumina is used to produce aluminum and alumina-based chemicals.
- In 2001, Alcoa World Alumina and Chemicals sold approximately half of its consolidated alumina production to third parties.
- Alumina production declined in 2001 due to reduced market demand, chiefly from cutbacks in aluminum smelting. Alcoa closed its St. Croix refinery and reduced production at Point Comfort, Poços de Caldas, São Luis and Jamalco refineries.

Western World Alumina Demand

millions of metric tons


50
40
30
20
10
97 98 99 00 01

Total imports into CIS and China
Non-metallurgical alumina
Smelter-grade alumina

Source: CRU

Alcoa Alumina Production

millions of metric tons


15
12
9
6
3
97 98 99 00 01

Worldwide Operations

For a detailed listing of our operating locations, visit: www.alcoa.com

- Bauxite, Alumina and Chemicals
- Primary Aluminum
- Fabricated Aluminum Products
- Packaging and Consumer Products
- Related Products
- Alcoa Technical Center
- Corporate Center

Country	Bauxite, Alumina and Chemicals	Primary Aluminum	Fabricated Aluminum Products	Packaging and Consumer Products	Related Products	Alcoa Technical Center	Corporate Center
Canada		3	7	1	5		
United States	7	8	68	30	88	1	1
Mexico			6	2	6		
Jamaica	1						
Costa Rica				1			
Venezuela			3	1	1		
Suriname	2						
Colombia				1	1		
Peru				1	1		
Brazil	4	2	7	6	12		
Uruguay					2		
Chile			1	1	2		
Argentina			1	2	3		
Ireland			2		1		
Norway		2	1				
Netherlands	1		7	3			
United Kingdom			11	3	4		
Czech Rep.			1		1		
Russia				1			
Romania			1		1		
Belgium			2				
France			6		1		
Portugal			1				
Spain	1	3	9	3			
Italy		3	7	1			
Germany	1	1	5	2	4		
Hungary			3	1	1		
Bahrain				1			
Guinea	1						
Nigeria		1					
Ghana		1					
Nepal				1			
India	1						
China	1		3		1		
Korea				1			
Japan	2		3	1			
Philippines				1			
Australia	6	2	2		3		

Selected Financial Data

(dollars in millions, except per-share amounts and ingot prices)

	2001	2000	1999	1998	1997
Sales	$22,859	$22,936	$16,323	$15,340	$13,319
Net income	908	1,484	1,054	853	805
Earnings per common share					
Basic (before cumulative effect)	1.06	1.83	1.43	1.22	1.17
Basic (after cumulative effect)	1.06	1.82	1.43	1.22	1.17
Diluted (before cumulative effect)	1.05	1.81	1.41	1.21	1.15
Diluted (after cumulative effect)	1.05	1.80	1.41	1.21	1.15
Alcoa's average realized price per pound for aluminum ingot	.72	.77	.67	.67	.75
LME average 3-month price per pound for aluminum ingot	.66	.71	.63	.63	.73
Cash dividends paid per common share	.600	.500	.403	.375	.244
Total assets	28,355	31,691	17,066	17,463	13,071
Short-term borrowings	142	2,719	343	431	348
Long-term debt	6,491	5,414	2,724	3,058	1,604

See Management's Discussion and Analysis of Financial Condition and Results of Operations for a discussion of special items, gains on asset sales and various charges to cost of goods sold and selling and general administrative expenses that impacted net income in 2001. In 2000, net income included the cumulative effect of accounting change for revenue recognition of $(5).

Net Income

millions of dollars



805
853
1,054
1,484
908
97
98
99
00
01

Dividends Paid per Common Share

dollars



0.244
0.244
0.375
0.125
0.250
0.403
0.028
0.375
0.500
0.500
0.600
0.100
0.500
Variable
Base
97
98
99
00
01

(dollars in millions, except per-share amounts and ingot prices; shipments in thousands of metric tons [mt])

Certain statements in this report under this caption and elsewhere relate to future events and expectations and, as such, constitute forward-looking statements. Forward-looking statements also include those containing such words as "anticipates," "believes," "estimates," "expects," "hopes," "targets," "should," "will," "will likely result," "forecast," "outlook," "projects" or similar expressions. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual results, performance or achievements of Alcoa to be different from those expressed or implied in the forward-looking statements. For discussion of some of the specific factors that may cause such a difference, see Notes J and T to the financial statements and the disclosures included below under Segment Information and Market Risks.

Alcoa is the world's leading producer of primary aluminum, fabricated aluminum and alumina, and is active in all major aspects of the industry: technology, mining, refining, smelting, fabricating and recycling. Aluminum is a commodity that is traded on the London Metal Exchange (LME) and priced daily based on market supply and demand. Aluminum and alumina represent approximately two-thirds of Alcoa's revenues, and the price of aluminum influences the operating results of Alcoa. Nonaluminum products include precision castings, industrial fasteners, vinyl siding, food service and flexible packaging products, plastic bottles and closures, fiber-optic cables, electrical distribution systems for cars and trucks, and packaging machinery.

Alcoa is a global company operating in 38 countries. North America, including Canada and the United States, is the largest market with 68% of Alcoa's revenues. Europe is also a significant market with 20% of the company's revenues. Alcoa also has investments and activities in Asia and Latin America that present opportunities for substantial growth, including Brazil, China, India, Korea and Mexico. Governmental policies and other economic factors, including inflation and fluctuations in foreign currency exchange rates and interest rates, affect the results of operations in these emerging markets.

Earnings Summary

Alcoa's net income for 2001 was $908, or $1.05 per diluted share, compared with $1,484, or $1.80 per share, in 2000. Net income in 2001 included special after-tax charges of $355 related to the strategic restructuring of Alcoa's primary and fabricating businesses to optimize assets and lower costs. Excluding these special after-tax charges, net income was $1,263, or $1.46 per share, a decrease of 15% from 2000 results. Revenues in 2001 of $22,859 were essentially flat compared with revenues of $22,936 in 2000. Overall, 2001 results were negatively affected by lower realized prices and lower volumes due to weak market conditions in the transportation, building and construction and distribution markets. Also impacting earnings in 2001 were costs incurred for contract losses, customer claims and bad debts. These negative factors were partially offset by cost savings and gains on the sales of businesses. In 2001, Alcoa announced a goal to reduce costs by $1,000 by December 2003.

Alcoa had a record year in 2000, with net income the highest in the company's 112-year history. The acquisitions of Reynolds and Cordant were completed in 2000. Net income of $1,484, or $1.80 per share, in 2000 was up 41% compared with 1999 net income of $1,054, or $1.41 per share. Revenues of $22,936 in 2000 also increased 41% from 1999 revenues of $16,323. Improved financial results for 2000 relative to 1999 were the result of higher volumes, aided by the Reynolds and Cordant acquisitions, an increase in aluminum prices and continued operating improvements. Additionally, in 2000, Alcoa achieved the cost reduction target initiated in 1998 to eliminate $1,100 in costs through the continued implementation of the Alcoa Business System. Partially offsetting these positive factors in 2000 were higher energy costs, a higher effective tax rate and softening in the transportation, building and construction and distribution markets.

Return on average shareholders' equity for 2001 was 8.3% (11.4% excluding special items) compared with 16.8% in 2000 and 17.2% in 1999. The decrease in 2001 was due to the earnings decline mentioned above, special items recorded in 2001 and a larger average number of shares outstanding during the period primarily resulting from the Reynolds acquisition.

Percent Return on Average Shareholders' Equity


18.1
16.3
17.2
16.8
8.3
97
98
99
00
01

Cost of Goods Sold — COGS as a percentage of sales was 78.1% in 2001, an increase of 2.5 percentage points from 2000. The increase was primarily due to lower realized prices, lower volumes and a full year's impact of the higher cost of sales ratios of the acquired Reynolds and Cordant businesses. Additionally, COGS was impacted by a pretax charge of $56 for contract losses, customer claims and the power failure at the company's Warrick (Ind.) smelter. Partially offsetting these negative factors were cost savings and operating improvements.

Cost of Goods Sold
as a percent of sales


77.1
77.8
76.8
75.6
78.1
97
98
99
00
01

COGS as a percentage of sales was 75.6% in 2000, down 1.2 percentage points from 1999, due primarily to higher sales prices resulting from a stronger LME and cost-cutting efforts, somewhat offset by higher cost of sales at acquired entities and higher energy costs.

Selling and General Administrative Expenses — S&GA expenses were $1,276, or 5.6% of sales, in 2001 compared with S&GA expenses of $1,108, or 4.8% of sales, in 2000. The increase in 2001 was primarily due to customer bad debt write-offs of $78 and the full-year impact of the acquisitions of Reynolds and Cordant, as well as lower sales volumes in 2001.

S&GA expenses increased from $851 in 1999 to $1,108 in 2000. The increase in 2000 was due primarily to acquisitions and higher personnel costs related to pay for performance, partially offset by cost-cutting improvements. S&GA as a percentage of sales decreased from 5.2% in 1999 to 4.8% in 2000, primarily due to higher sales prices.

Research and Development Expenses — In 2001, R&D expenses increased $9 to $203 from 2000 primarily due to the full-year impact of acquisitions made in 2000 and an increase in spending in the Primary Metals segment related to inert anode technology.

In 2000, R&D expenses increased $66 to $194 from 1999 with acquisitions accounting for half of the increase. The remaining increase was due to corporate spending and increases in the Primary Metals and Flat-Rolled Products segments as well as at Alcoa Fujikura Ltd. (AFL).

Special Items — During 2001, Alcoa recorded charges of $566 ($355 after tax and minority interests) as a result of a restructuring plan. The company completed a strategic review of its primary products and fabricating businesses aimed at optimizing and aligning its manufacturing systems with customer needs, while positioning the company for stronger profitability. The charge of $566 consisted of a charge of $212 ($114 after tax and minority interests) in the second quarter of 2001 and a charge of $354 ($241 after tax and minority interests) in the fourth quarter of 2001. These charges consisted of asset write-downs ($372 pretax), employee termination and severance costs ($178 pretax) related to workforce reductions of approximately 10,400 employees, and exit costs ($16 pretax). The second quarter charge was primarily due to actions taken in Alcoa's primary products businesses because of economic and competitive conditions. These actions included the shutdown of three facilities in the U.S. Alcoa expects to complete these actions by mid-2002. The fourth quarter charge was primarily due to actions taken in Alcoa's fabricating businesses. These actions included the shutdown of 15 facilities in the U.S. and Europe. Alcoa expects to complete these actions by the end of 2002. These charges were not recorded in the segment results. The impact to the segments would have been a pretax charge of $94 in Alumina and Chemicals, $157 in Primary Metals, $105 in Flat-Rolled Products, $126 in Engineered Products and $63 in the Other group. Additional unaccruable employee termination costs of approximately $30 related to the restructuring plan are expected to be recognized in 2002. As a result of the restructuring, management anticipates stronger profitability through lower depreciation, employee and other costs.

Interest Expense — Interest expense decreased $56 from 2000 to $371 in 2001, due to lower interest rates as well as the pay down of debt, primarily short-term borrowings.

Interest expense rose $232 from 1999 to $427 in 2000, primarily as a result of the Reynolds and Cordant acquisitions.

Other Income/Foreign Currency — Other income increased $154 to $308 in 2001. The increase was primarily due to $114 ($93 after tax) of gains on asset sales related primarily to the sales of Thiokol Propulsion (Thiokol), Alcoa Proppants, Inc. and Alcoa's interest in a Latin American cable business, as well as the impact of foreign currency exchange adjustments.

In 2000, other income increased $30 to $154. The increase was due to a $59 increase in equity income and higher interest and dividend income, offset by the negative impact of foreign currency exchange adjustments.

Selling and General Administrative Expenses
as a percent of sales


5.1
5.1
5.2
4.8
5.6
97
98
99
00
01

Foreign exchange losses included in other income were $11 in 2001, $82 in 2000 and $19 in 1999.

Effective July 1, 1999, the Brazilian real became the functional currency for translating the financial statements of Alcoa's 59%-owned Brazilian subsidiary, Alcoa Aluminio S.A. (Aluminio). As a result of the change, Alcoa's accumulated other comprehensive loss (unrealized translation adjustments) and minority interests accounts were reduced by $156 and $108, respectively. These amounts were driven principally by a reduction in fixed assets and resulted in decreases in Aluminio's depreciation expense of $30 in 2001 and 2000 and $15 in 1999.

Income Taxes — Alcoa's effective tax rate was 32% in 2001 and 33.5% in 2000, which differed from the statutory rate of 35%, primarily due to lower taxes on foreign income. Alcoa's effective tax rate in 1999 was 29.9%, primarily driven by lower taxes on foreign income including a reduction in the Australian corporate income tax rate. In the 1999 fourth quarter, Australia reduced its corporate income tax rate from 36% to 34% for 2000 and to 30% for 2001.

Minority Interests — Minority interests' share of income from operations decreased $173 to $208 in 2001. The decrease was primarily due to lower earnings at AFL, Alcoa World Alumina and Chemicals (AWAC) and Aluminio, as well as the impact of special charges of $42. In 2000, minority interests' share of income from operations increased $139 from 1999 to $381. The increase was due to higher earnings at Alcoa of Australia, AFL and Aluminio.

Segment Information

Alcoa's operations consist of five worldwide segments: Alumina and Chemicals, Primary Metals, Flat-Rolled Products, Engineered Products and Packaging and Consumer. Alcoa businesses that are not reported to management as part of one of these five segments are aggregated and reported as "Other." Alcoa's management reporting system measures the after-tax operating income (ATOI) of each segment. Nonoperating items, such as interest income, interest expense, foreign exchange gains/losses, the effects of last-in, first-out (LIFO) inventory accounting, minority interests and special items are excluded from segment ATOI. In addition, certain expenses, such as corporate general administrative expenses, and depreciation and amortization on corporate assets, are not included in segment ATOI. Segment assets exclude cash, cash equivalents, short-term investments and all deferred taxes. Segment assets also exclude items such as corporate fixed assets, LIFO reserves, goodwill allocated to corporate and other amounts.

ATOI for all segments totaled $2,043 in 2001, compared with $2,389 in 2000 and $1,489 in 1999. See Note L to the financial statements for additional information. The following discussion provides shipment, revenue and ATOI data for each segment for the years 1999 through 2001.

Alumina Production

thousands of metric tons



11,048
12,938
13,273
13,968
12,527
97
98
99
00
01

Alumina and Chemicals

	2001	2000	1999
Alumina production (mt)	12,527	13,968	13,273
Third-party alumina shipments (mt)	7,217	7,472	7,054
Third-party sales	$1,908	$2,108	$1,842
Intersegment sales	1,021	1,104	925
Total sales	$2,929	$3,212	$2,767
After-tax operating income	$ 471	$ 585	$ 307

This segment consists of Alcoa's worldwide alumina and chemicals system, that includes the mining of bauxite, which is then refined into alumina. Alumina is sold directly to internal and external smelter customers worldwide or is processed into industrial chemical products. The industrial chemical products are sold to a broad spectrum of markets including refractories, ceramics, abrasives, chemicals processing and other specialty applications. Slightly more than half of Alcoa's alumina production is sold under supply contracts to third parties worldwide, while the remainder is used internally. Alumina comprises approximately two-thirds of total third-party sales.

In 2001, third-party sales of alumina decreased 13% compared with 2000, primarily due to a decrease in shipments of 3% and a decrease in realized prices of 10%. In 2000, third-party sales of alumina increased 19% compared with 1999 as a result of a 6% increase in shipments along with a 13% increase in prices. The increased shipments were driven by increased production with the completion of the 440,000-mt expansion of Alcoa's Wagerup, Australia alumina refinery as well as increased production levels at Kwinana and Pinjarra, also in Australia, and San Ciprián, Spain.

Third-party sales of alumina-based chemical products were down 31% in 2001 compared with 2000, primarily due to lower volumes. In 2000, third-party sales of alumina-based chemical products were up 2% compared with 1999, primarily attributable to increased volume in Alcoa's Latin American chemical operations.

Segment ATOI in 2001 fell 20% from 2000 to $471 due to lower volumes, resulting from production curtailments at Point Comfort

(Tex.) and Brazil and the shutdown of the alumina refinery in St. Croix, as well as lower prices. Segment ATOI in 2000 rose 91% over 1999 due to higher alumina prices, higher shipment volumes and continued cost reductions, partially offset by higher energy costs.

Primary Metals

	2001	2000	1999
Aluminum production (mt)	3,488	3,539	2,851
Third-party aluminum shipments (mt)	1,873	2,071	1,442
Third-party sales	$3,432	$3,756	$2,241
Intersegment sales	3,300	3,504	2,793
Total sales	$6,732	$7,260	$5,034
After-tax operating income	$ 905	$1,000	$ 535

This segment consists of Alcoa's worldwide smelter system. Primary Metals receives alumina primarily from the Alumina and Chemicals segment and produces aluminum ingot to be used by Alcoa's fabricating businesses, as well as sold to external customers, aluminum traders and commodity markets. Results from the sale of aluminum powder, scrap and excess power are also included in this segment, as well as the results of aluminum derivative contracts. Aluminum ingot produced by Alcoa and used internally is transferred to other segments at prevailing market prices. The sale of ingot represents approximately 80% of this segment's third-party sales.

Third-party sales in 2001 decreased $324, or 9%, from 2000. The decrease was primarily due to a 10% decrease in shipments and lower realized prices, partially offset by power sales and the full-year results of the Reynolds acquisition. In 2000, third-party sales rose $1,515, or 68%. Approximately two-thirds of this increase was the result of the Reynolds acquisition. The remaining increase was due to a 7% increase in shipments and higher realized prices for ingot in 2000. Alcoa's average third-party realized price for ingot in 2001 was 72 cents per pound, a decrease of 7% from the average realized price of 77 cents per pound in 2000. In 1999, the average realized price

Aluminum Production
thousands of metric tons



1,725
2,471
2,851
3,539
3,488
97
98
99
00
01

was 67 cents. This compares with average 3-month prices on the LME of 66 cents per pound in 2001, 71 cents per pound in 2000 and 63 cents per pound in 1999.

Primary Metals ATOI decreased by $95, or 10%, in 2001 from 2000. The decrease is primarily attributed to lower volumes and lower prices, partially offset by power sales. The year-over-year impact of power sales, net of volume-related decreases, was approximately $50. ATOI increased by $465, or 87%, in 2000 from 1999. Higher metal prices in 2000 were responsible for approximately two-thirds of the increase, while the Reynolds acquisition accounted for approximately one-fourth of the increase. The remainder of the increase was due to increased volumes and cost reductions, offset somewhat by higher energy prices.

Alcoa announced various capacity curtailments and restarts. After the curtailment and restart of capacity, Alcoa will have approximately 635,000 mt per year of idle capacity. Additionally, in December 2001, approximately two-thirds of the capacity at the company's Warrick (Ind.) smelter was impacted by power failures. The total financial impact of approximately $45 (pretax) associated with the power failures and related restart of capacity at Warrick is expected to be incurred primarily in the first quarter of 2002.

Flat-Rolled Products

	2001	2000	1999
Third-party aluminum shipments (mt)	1,818	1,960	1,982
Third-party sales	$4,999	$5,446	$5,113
Intersegment sales	64	97	51
Total sales	$5,063	$5,543	$5,164
After-tax operating income	$ 262	$ 299	$ 281

This segment's principal business is the production and sale of aluminum plate, sheet and foil. This segment includes rigid container sheet (RCS), which is sold directly to customers in the packaging and consumer market and is used to produce aluminum beverage cans. Seasonal increases in RCS sales are generally experienced in the second and third quarters of the year. This segment also includes sheet and plate used in transportation and distributor markets, of which approximately two-thirds is sold directly to customers while the remainder is sold through distributors. Approximately 60% of the third-party sales in this segment are derived from sheet and plate, and foil used in industrial markets, while the remaining 40% of third-party sales consists of RCS. Sales of RCS, sheet and plate are dependent on a relatively small number of customers.

In 2001, third-party sales from this segment decreased by $447, or 8%, from 2000. This decrease was driven primarily by 7% lower shipments due to weakness in the transportation and distribution markets in North America and Europe, partially offset by sales increases resulting from the acquisition of British Aluminium and improved mix on sheet and plate sales. In 2000, third-party sales from this segment increased $333 from 1999, with rising prices offsetting a slight decrease in shipments.

ATOI for Flat-Rolled Products decreased in 2001 by 12% due to lower volumes in North America and Europe, which were partly offset by a more profitable product mix for sheet and plate in the U.S. ATOI increased in 2000 by 6% from 1999 as higher prices and equity earnings offset lower shipments and higher energy costs.

Engineered Products

	2001	2000	1999
Third-party aluminum shipments (mt)	932	1,061	989
Third-party sales	$6,098	$5,471	$3,728
Intersegment sales	35	62	26
Total sales	$6,133	$5,533	$3,754
After-tax operating income	$ 173	$ 210	$ 180

This segment includes hard- and soft-alloy extrusions, including architectural extrusions, super-alloy castings, steel and aluminum fasteners, aluminum forgings and wheels. These products serve the transportation, building and construction and distributor markets and are sold directly to customers and through distributors.

In 2001, third-party sales increased 11% primarily due to a full-year's results of the 2000 acquisitions of Reynolds, Cordant and British Aluminium, partially offset by a decrease in volume, mainly in North America, due to weakness in the transportation and distributor markets. In 2000, third-party sales increased 47% primarily due to the acquisitions of Reynolds and Cordant, as well as price increases in other businesses. The aluminum shipment data for this segment was not impacted in 2001 and 2000 by the additions of Huck and Howmet, which produce revenues but do not have third-party aluminum shipments.

ATOI for Engineered Products decreased 18% from 2000 to $173 in 2001. This decrease is primarily due to decreased volumes as a result of weak market conditions and the impact of exchange rate fluctuations in Brazil, partially offset by the positive impact of acquisitions and cost-reduction efforts. ATOI in 2000 increased by 17% from 1999 to $210 due to the impact of acquisitions, primarily Huck and Howmet, offset by a decline in other U.S. and European businesses as a result of the overall decline in the transportation market.

Revenues by Segment

billions of dollars



22.9
22.9
16.3
15.3
13.3
0.5
0.9
0.8
2.1
2.7
2.1
2.0
3.7
3.4
1.8
1.9
4.1
3.7
2.0
2.1
2.2
1.6
2.5
2.6
5.4
5.0
2.9
4.9
5.1
4.2
5.5
6.1
3.1
3.7
2.1
97
98
99
00
01
Packaging and Consumer
Alumina and Chemicals
Primary Metals
Other
Flat-Rolled Products
Engineered Products

Packaging and Consumer

	2001	2000	1999
Third-party aluminum shipments (mt)	143	119	9
Third-party sales	$2,720	$2,084	$801
After-tax operating income	$ 185	$ 131	$ 68

This segment includes foodservice, flexible packaging, consumer products and packaging graphics design, as well as closures, PET (polyethylene terephthalate) bottles and packaging machinery. The principal products in this segment include aluminum foil; plastic wraps and bags; metal and plastic beverage and food closures; pre-press services; and plastic shrink film and wraps. Consumer products are marketed under brands including Reynolds Wrap, Diamond®, Baco and Cut-Rite® wax paper. Products are sold directly to customers, consisting of various retail chains and commercial foodservice distributors. Sales in this segment are dependent on a relatively small number of customers.

Third-party sales were $2,720 in 2001, an increase of $636 over 2000. The increase is primarily due to the full-year results of the Reynolds acquisition, as well as several smaller acquisitions in 2000. Third-party sales were $2,084 in 2000, up $1,283 from 1999 due to the acquisition of Reynolds packaging and consumer businesses in 2000.

ATOI increased 41% in 2001 from 2000 due primarily to acquisitions as well as improved volumes in closures sales. ATOI increased by 93% in 2000 from 1999 due to the acquisition of the Reynolds packaging and consumer businesses.

Seasonal increases generally occur in the third and fourth quarters of the year for such products as consumer foil and plastic wraps and bags, while seasonal slowdowns for closures generally occur in the fourth quarter of the year.

Other

	2001	2000	1999
Third-party aluminum shipments (mt)	228	187	56
Third-party sales	$3,702	$4,071	$2,592
After-tax operating income	$ 47	$ 164	$ 118

This group includes other Alcoa businesses that are not included in the segments previously mentioned. This group includes AFL, which produces fiber-optic cable and provides services to the telecommunications industry and produces electrical components for the automotive industry; residential building products operations, Alcoa Building Products (ABP); automotive parts businesses; Thiokol, a producer of solid rocket propulsion systems (Thiokol was sold in April 2001); and Reynolds' metal distribution business, RASCO (in November 2001, the net assets of RASCO were contributed to a joint venture, Integris Metals, Inc., in which Alcoa retains a 50% equity interest). Products in this segment are generally sold directly to customers or through distributors. AFL sales are dependent on a relatively small number of customers. Seasonal increases in the building products business generally occur in the second and third quarters of the year.

In 2001, third-party sales were down 9% due primarily to the sale of Thiokol in 2001, as well as lower volumes and prices in the AFL automotive and telecommunications businesses. These decreases were somewhat offset by improved demand for residential building products. In 2000, third-party sales were up 57% due primarily to the RASCO, Thiokol and AFL telecommunications acquisitions, partially offset by a sales decrease at ABP. The decline in ABP sales in 2000 was due to softness in the overall housing and construction market.

In 2001, ATOI for this group decreased $117 primarily as a result of volume and price declines at AFL, partially offset by improved sales of building products and gains totaling $87 from the sales of Thiokol, Alcoa Proppants, Inc. and Alcoa's interest in a Latin American cable business. In 2000, ATOI for this group increased by 39% from 1999 primarily due to the RASCO, Thiokol and AFL telecommunications acquisitions, offset by a decrease at ABP, due to lower volumes and higher resin costs.

Reconciliation of ATOI to Consolidated Net Income

The following reconciles segment ATOI to Alcoa's consolidated net income and explains each line item in the reconciliation:

	2001	2000	1999
Total after-tax operating income	$2,043	$2,389	$1,489
Impact of intersegment profit eliminations	(20)	24	(24)
Unallocated amounts (net of tax):			
Interest income	40	40	26
Interest expense	(242)	(278)	(126)
Minority interests	(208)	(381)	(242)
Special items	(397)	—	—
Corporate expense	(261)	(227)	(171)
Other	(47)	(83)	102
Consolidated net income	$ 908	$1,484	$1,054

Items required to reconcile ATOI to consolidated net income include:

- > Corporate adjustments to eliminate any remaining profit or loss between segments;
- > The after-tax impact of interest income and expense at the statutory rate;
- > Minority interests;
- > Special items (excluding minority interests) related to the strategic restructuring in 2001;
- > Corporate expense, comprised of general administrative and selling expenses of operating the corporate headquarters and other global administrative facilities along with depreciation on corporate owned assets; and
- > Other, which includes the impact of LIFO, differences between estimated tax rates used in the segments and the corporate effective tax rate and other nonoperating items such as foreign exchange.

The variance in Other between 1999 and 2000 was due to LIFO adjustments in 1999 and adjustments to deferred taxes in 1999 that resulted from a change in the Australian corporate income tax rate.

Revenues by Geographic Area

billions of dollars



22.9
22.9
1.5
1.6
Other Americas
2.0
1.7
Pacific
3.9
4.6
Europe
16.3
15.3
1.0
1.2
15.5
15.0
USA
13.3
1.7
1.8
1.4
3.2
3.1
2.2
10.4
2.1
9.2
7.6
97
98
99
00
01

Market Risks

In addition to the risks inherent in its operations, Alcoa is exposed to financial, market, political and economic risks. The following discussion provides additional detail regarding Alcoa's exposure to the risks of changing commodity prices, foreign exchange rates and interest rates.

Derivatives

Alcoa's commodity and derivative activities are subject to the management, direction and control of the Strategic Risk Management Committee (SRMC). SRMC is composed of the chief executive officer, the chief financial officer and other officers and employees that the chief executive officer selects. SRMC reports to the Board of Directors on the scope of its derivative activities.

All of the aluminum and other commodity contracts, as well as various types of derivatives, are held for purposes other than trading. They are used primarily to mitigate uncertainty and volatility, and cover underlying exposures. The company is not involved in energy-trading activities or weather derivatives or to any material extent in other nonexchange commodity trading activities.

The following discussion includes sensitivity analyses for hypothetical changes in the commodity price, exchange rate or interest rate contained in the various derivatives used for hedging certain exposures. In all cases, the hypothetical change was calculated based on a parallel shift in the forward price curve existing at December 31, 2001. The forward curve takes into account the time value of money and the future expectations regarding the value of the underlying commodity, currency and interest rate.

Commodity Price Risks — Alcoa is a leading global producer of aluminum ingot and aluminum fabricated products. As a condition of sale, customers often require Alcoa to enter into long-term fixed-price commitments. These commitments expose Alcoa to the risk of fluctuating aluminum prices between the time the order is committed and the time that the order is shipped.

Alcoa's aluminum commodity risk management policy is to manage, through the use of futures and options contracts, the aluminum price risk associated with a portion of its fixed price firm commitments. At December 31, 2001, these contracts totaled approximately 802,000 mt with a fair value loss of approximately $65 ($42 after tax). A hypothetical 10% increase (or decrease) in aluminum ingot prices from the year-end 2001 level of $1,355 per mt would result in a pretax gain (or loss) of $108 related to these positions.

Past accounting convention required that certain long positions be marked to market. As a result of the change in accounting under Statement of Financial Accounting Standards (SFAS) No. 133, "Accounting for Derivative Instruments and Hedging Activities," these contracts were re-designated and qualified as hedges on January 1, 2001.

Alcoa sells products to various third parties at prices that are influenced by changes in LME aluminum prices. From time to time, the company may elect to sell forward a portion of its anticipated primary aluminum and alumina production to reduce the risk of fluctuating market prices on these sales. Toward this end, Alcoa may enter into short positions using futures and options contracts. At December 31, 2001, these contracts totaled 28,000 mt. The fair value of these contracts at December 31, 2001 was not material. These contracts act to fix a portion of the sales price related to these sales contracts. A hypothetical 10% increase (or decrease) in aluminum ingot prices from the year-end 2001 level of $1,355 per mt would result in a pretax loss (or gain) of $4 related to these positions.

Alcoa is required to purchase natural gas to meet its production requirements. These purchases expose the company to the risk of higher natural gas prices. To hedge this risk, Alcoa enters into long positions, principally using futures and options. Alcoa follows a stable pattern of purchasing natural gas; therefore, it is highly likely that anticipated natural gas purchases will occur. The fair value of the contracts for natural gas was a loss of approximately $30 ($18 after tax and minority interests) at December 31, 2001. A hypothetical 50% increase (or decrease) in the market price of natural gas from the year-end 2001 level would result in a pretax gain (or loss) to future earnings of $26.

Alcoa also purchases certain other commodities, such as fuel oil and electricity, for its operations and may enter into futures and options contracts to eliminate volatility in the prices of such products. None of these contracts were material.

Financial Risk

Currencies — Alcoa is subject to significant exposure from fluctuations in foreign currencies. Foreign currency exchange contracts are used to hedge the variability in cash flows from the forecasted payment or receipt of currencies other than the functional currency. These contracts cover periods commensurate with known or expected exposures, generally within three years. The fair value of these contracts was a loss of approximately $132 ($51 after tax and minority interests) at December 31, 2001.

A hypothetical 10% strengthening (or weakening) of the U.S. dollar at December 31, 2001, would result in a pretax loss (or gain) of approximately $114 related to these positions.

Interest Rates — Alcoa uses interest rate swaps to help maintain a reasonable balance between fixed- and floating-rate debt and to keep financing costs as low as possible. The company has entered into pay floating, receive fixed interest rate swaps to change the interest rate risk exposure of its outstanding debt. The fair value of these swaps was a gain of $34 ($23 after tax) at December 31, 2001.

At December 31, 2001 and 2000, Alcoa had $6,633 and $8,133 of debt outstanding at effective interest rates of 5.0% for 2001 and 7.6% for 2000, after the impact of interest rate swaps is taken into account. A hypothetical change of 10% in Alcoa's effective interest rate from year-end 2001 levels would increase or decrease interest expense by $33.

Material Limitations — The disclosures with respect to commodity prices and foreign exchange risk do not take into account the underlying anticipated purchase obligations and the underlying transactional foreign exchange exposures. If the underlying items were included in the analysis, the gains or losses on the futures and options contracts may be offset. Actual results will be determined by a number of factors that are not under Alcoa's control and could vary significantly from those factors disclosed.

Alcoa is exposed to credit loss in the event of nonperformance by counterparties on the above instruments, as well as credit or performance risk with respect to its hedged customers' commitments. Although nonperformance is possible, Alcoa does not anticipate nonperformance by any of these parties. Futures and options contracts are with creditworthy counterparties and are further supported by cash, treasury bills or irrevocable letters of credit issued by carefully chosen banks. In addition, various master netting arrangements are in place with counterparties to facilitate settlement of gains and losses on these contracts.

For additional information on derivative instruments, see Notes A and S to the financial statements.

Environmental Matters

Alcoa continues to participate in environmental assessments and cleanups at a number of locations. These include approximately 31 owned or operating facilities and adjoining properties, approximately 28 previously owned or operated facilities and adjoining properties, and approximately 91 Superfund and other waste sites. A liability is recorded for environmental remediation costs or damages when a cleanup program becomes probable and the costs or damages can be reasonably estimated. For additional information, see Notes A and T to the financial statements.

As assessments and cleanups proceed, the liability is adjusted based on progress in determining the extent of remedial actions and related costs and damages. The liability can change substantially due to factors such as the nature and extent of contamination, changes in remedial requirements and technological changes. Therefore, it is not possible to determine the outcomes or to estimate with any degree of accuracy the potential costs for certain of these matters. For example, there are issues related to Alcoa's Massena, New York and Point Comfort, Texas sites where investigations have been ongoing and where natural resource damage or off-site contaminated sediments have been alleged. In the case of Massena, the company submitted a revised draft Analysis of Alternatives Report to the EPA in February 2002 which included remedial alternatives required by the EPA related to PCB contamination of the Grasse River, adjacent to Alcoa's Massena, New York plant site. The range of costs associated with the remedial alternatives evaluated in the 2002 report is between $2 and $525. Alcoa believes that several of those alternatives, involving the largest amounts of sediment removal, should not be selected for the Grasse River remedy. Alcoa believes the alternatives that should be selected are those ranging from monitored natural recovery ($2) to a combination of moderate dredging and capping

($90). A reserve of $2 has been recorded for any probable losses, as no one of the alternatives is more likely to be selected than any other.

Based on these facts, it is possible that Alcoa's results of operations, in a particular period, could be materially affected by matters relating to these sites. However, based on facts currently available, management believes that the disposition of these matters will not have a materially adverse effect on the financial position or liquidity of the company.

Alcoa's remediation reserve balance at the end of 2001 was $431, of which $74 was classified as a current liability, and reflects the most probable costs to remediate identified environmental conditions for which costs can be reasonably estimated. Of the 2001 reserve balance, approximately 8% relates to the Massena, New York plant sites, 6% relates to the Troutdale, Oregon plant site, and 23% relates to the Sherwin, Texas site. Remediation expenses charged to the reserve were $72 in 2001, $77 in 2000, and $47 in 1999. These include expenditures currently mandated, as well as those not required by any regulatory authority or third party. In 2001, the reserve balance was increased by $56, primarily as a result of acquisitions and the shutdown of the company's magnesium plant in Addy, Washington.

Included in annual operating expenses are the recurring costs of managing hazardous substances and environmental programs. These costs are estimated to be about 2% of cost of goods sold.

Liquidity and Capital Resources

Cash from Operations

Cash from operations decreased 15% to $2,411, following an increase of 20% to $2,851 in 2000 from $2,381 in 1999. The decrease in 2001 is primarily the result of lower earnings. The increase in cash from operations in 2000 relative to 1999 was primarily due to the impact of acquisitions, higher aluminum prices resulting in increased earnings, and an increase in depreciation and amortization, partially offset by changes in noncurrent assets and liabilities.

Cash from Operations
millions of dollars



1,888
2,197
2,381
2,851
2,411
97
98
99
00
01

Financing Activities

Cash used for financing activities was $3,127 in 2001 compared with cash provided from financing activities of $1,552 in 2000. The increase in cash used was primarily due to debt repayments that were funded by the proceeds from the sales of operations required to be divested from the Reynolds merger, the sale of Thiokol and issuing additional debt. In 2000, cash provided from financing activities was $1,552, versus cash used for financing activities of $1,311 in 1999. The increase in cash in 2000 was due to increases in short-term borrowings, commercial paper and long-term debt. This was partially offset by a decrease in common stock issued for employee stock compensation plans.

In 2001 and 2000, additions to long-term debt exceeded payments on long-term debt by $1,112 and $571, respectively. In May 2001, Alcoa issued $1,500 of notes. Of these notes, $1,000 mature in 2011 and carry a coupon rate of 6.50%, and $500 mature in 2006 and carry a coupon rate of 5.875%. In December 2001, Alcoa issued an additional $1,500 of notes. This issue consisted of $1,000 of notes that mature in 2012 and carry a coupon rate of 6% and $500 of floating-rate notes that mature in 2004. In 2000, Alcoa issued $1,500 of notes. Of these notes, $1,000 mature in 2010 and carry a coupon rate of 7.375%, and $500 mature in 2005 and carry a coupon rate of 7.25%.

Free Cash Flow to Debt Coverage
times covered



1.13
0.63
0.80
0.57
0.37
97
98
99
00
01

In April 2001, Alcoa refinanced the $2,490 revolving-credit facility that was to expire in April 2001 and the $510 revolving-credit facility that expires in April 2005. These facilities were refinanced into a $2,000 revolving-credit agreement that expires in April 2002 and a $1,000 revolving-credit agreement that expires in April 2005. The revolving-credit facilities are used to support Alcoa's commercial paper program.

The increase in cash used for financing activities in 2001 was also attributed to the repurchase of 39,348,136 shares of the company's common stock for $1,452 at an average price of $36.87 per share.

In 2000, Alcoa used $763 to repurchase 21,742,600 shares of the company's common stock at an average price of $35.08 per share. Stock repurchases in 2001 and 2000 were partially offset by stock issued for employee stock compensation plans of 21,412,772 shares for $552 in 2001 and 16,579,158 shares for $251 in 2000.

Debt as a percentage of invested capital was 35.7% at the end of 2001, compared with 38.6% for 2000 and 28.3% for 1999.

In 2001, dividends paid to shareholders increased by $100 to $518. The increase was primarily due to an increase in the total common stock dividend paid from 50 cents per share in 2000 to 60 cents per share in 2001, due to the payout of a variable dividend in addition to Alcoa's base dividend in 2001. Alcoa had a variable dividend program that provided for the distribution, in the following year, of 30% of Alcoa's annual earnings in excess of $1.50 per basic share. In January 2002, the Board of Directors approved eliminating the variable dividend and declared a quarterly dividend of 15 cents per common share, which represents a 20% increase in the quarterly dividend from the prior 12.5 cents per common share. In 2000, dividends paid to shareholders increased by $120 to $418. The increase was due to a higher number of shares outstanding as well as an increase in the dividend per share in 2000, with a total payout of 50 cents per share versus 40.3 cents per share in 1999.

Debt as a Percent of Invested Capital



25.0
31.7
28.3
38.6
35.7
97
98
99
00
01

Investing Activities

Cash provided from investing activities in 2001 totaled $939, compared with cash used for investing activities of $4,309 in 2000. The increase of $5,248 was partly due to $2,507 of proceeds from asset sales in 2001 due to dispositions of assets required to be divested from the Reynolds merger, as well as proceeds from the sale of Thiokol. Additionally, cash paid for acquisitions in 2001 was $159, while in 2000, cash paid for acquisitions was $3,121, primarily attributable to the acquisition of Cordant.

Capital Expenditures and Depreciation

millions of dollars



913
682
932
759
920
787
1,121
1,007
1,177
1,010
Capital Expenditures
Depreciation
97
98
99
00
01

Capital expenditures totaled $1,177 in 2001, compared with $1,121 and $920 in 2000 and 1999, respectively. Of the total capital expenditures in 2001, 37% related to capacity expansion, primarily in the Engineered Products segment. Also included are costs of new and expanded facilities for environmental control in ongoing operations totaling $80 in 2001, $96 in 2000, and $91 in 1999. Capital expenditures related to environmental control are anticipated to be approximately $123 in 2002.

Alcoa added $270, $94 and $96 to its investments in 2001, 2000 and 1999, respectively. The increase of $176 in 2001 was primarily due to Alcoa's purchase of an 8% interest in Aluminum Corporation of China (Chalco) for approximately $150, as part of a strategic alliance to form a 50/50 joint venture at Chalco's facility in Pingguo, China. The increase in investments is also due to Alcoa's increased investment in the Norwegian metals producer, Elkem ASA. On January 9, 2002, Alcoa raised its equity stake in Elkem above 40% which, under Norwegian law, required Alcoa to initiate an unconditional cash tender offer for the remaining outstanding shares of Elkem. Under the tender offer, which will expire on February 22, 2002, Alcoa will pay approximately $17.40 for each outstanding share of Elkem. Alcoa's potential cash commitment if all outstanding shares are tendered is approximately $515. Additions to investments in 2000 and 1999 were primarily related to Elkem.

Contractual Obligations and Commercial Commitments

The company is obligated to make future payments under various contracts such as debt agreements, lease agreements and unconditional purchase obligations and has certain contingent commitments such as debt guarantees. The following tables represent the significant contractual cash obligations and other commercial commitments of Alcoa as of December 31, 2001.

Contractual Cash Obligations	Total	Due in 2002	Due in 2003	Due in 2004	Due in 2005	Due in 2006	Thereafter
Long-term debt (including $44 of capital lease obligations)	$ 6,491	$103	$ 91	$563	$ 979	$586	$4,169
Operating leases	650	128	98	77	64	60	223
Unconditional purchase obligations	3,116	176	180	185	178	154	2,243
Total contractual cash obligations	$10,257	$407	$369	$825	$1,221	$800	$6,635

See Notes H, J, and Q to the Consolidated Financial Statements for additional information regarding these obligations.

	Total Amounts	Amount of commitment expiration per period			
Other Commercial Commitments	Committed	Less than 1 year	1–3 years	4–5 years	Over 5 years
Standby letters of credit	$181	$181	$ —	$ —	$ —
Guarantees	136	—	—	—	136
Total commercial commitments	$317	$181	$ —	$ —	$136

The standby letters of credit are related to environmental, insurance and other activities. See Note J to the Consolidated Financial Statements for additional information regarding guarantees.

Critical Accounting Policies

Alcoa's significant accounting policies are described in Note A to the Consolidated Financial Statements. The application of these policies may require management to make judgments and estimates about the amounts reflected in the financial statements. Management uses historical experience and all available information to make these estimates and judgments, and different amounts could be reported using different assumptions and estimates. In addition to the information described in Note A to the Consolidated Financial Statements, a discussion of the judgments and uncertainties associated with accounting for derivatives and environmental matters can be found in the Market Risks and Environmental Matters sections.

Related Party Transactions

Alcoa buys products from and sells products to various related companies, consisting of entities in which Alcoa retains a 50% or less equity interest, at negotiated prices between the two parties. These transactions were not material to the financial position or results of operations of Alcoa at December 31, 2001.

Recently Adopted and Recently Issued Accounting Standards

The Financial Accounting Standards Board has recently issued various new accounting standards, including SFAS No. 141, "Business Combinations," SFAS No. 142, "Goodwill and Other Intangible Assets," SFAS No. 143, "Accounting for Asset Retirement Obligations," and SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." See Note A to the Consolidated Financial Statements for additional information on these standards, including a description of the new standards and the timing of adoption.

Management's Report to Alcoa Shareholders

The accompanying financial statements of Alcoa and consolidated subsidiaries were prepared by management, which is responsible for their integrity and objectivity. The statements were prepared in accordance with generally accepted accounting principles and include amounts that are based on management's best judgments and estimates. The other financial information included in this annual report is consistent with that in the financial statements.

The company maintains a system of internal controls, including accounting controls, and a strong program of internal auditing. The system of controls provides for appropriate procedures that are consistent with high standards of accounting and administration. The company believes that its system of internal controls provides reasonable assurance that assets are safeguarded against losses from unauthorized use or disposition and that financial records are reliable for use in preparing financial statements.

Management also recognizes its responsibility for conducting the company's affairs according to the highest standards of personal and corporate conduct. This responsibility is characterized and reflected in key policy statements issued from time to time regarding, among other things, conduct of its business activities within the laws of the host countries in which the company operates and potentially conflicting outside business interests of its employees. The company maintains a systematic program to assess compliance with these policies.

A. Belda

Alain J. P. Belda
Chairman and
Chief Executive Officer

Richard B. Kelson

Richard B. Kelson
Executive Vice President and
Chief Financial Officer/
Chief Compliance Officer

Report of Independent Accountants

To the Shareholders and Board of Directors
Alcoa Inc. (Alcoa)

In our opinion, the accompanying consolidated balance sheet and the related consolidated statements of income and shareholders' equity and of cash flows present fairly, in all material respects, the financial position of Alcoa at December 31, 2001 and 2000, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of Alcoa's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Notes A and S to the consolidated financial statements, Alcoa changed its method of accounting for derivatives in 2001.

PricewaterhouseCoopers LLP

600 Grant St., Pittsburgh, Pa.
January 9, 2002

Statement of Consolidated Income

(in millions, except per-share amounts)

For the year ended December 31	2001	2000	1999
Sales (A and L)	$22,859	$22,936	$16,323
Cost of goods sold	17,857	17,342	12,536
Selling, general administrative and other expenses	1,276	1,108	851
Research and development expenses	203	194	128
Provision for depreciation, depletion and amortization	1,253	1,207	888
Special items (B)	566	—	—
Interest expense (R)	371	427	195
Other income, net	(308)	(154)	(124)
	21,218	20,124	14,474
Income before taxes on income	1,641	2,812	1,849
Provision for taxes on income (O)	525	942	553
Income from operations	1,116	1,870	1,296
Less: Minority interests' share	208	381	242
Income before accounting change	908	1,489	1,054
Cumulative effect of accounting change (A)	—	(5)	—
Net Income	$ 908	$ 1,484	$ 1,054
Earnings per Share (N)			
Basic (before cumulative effect)	$ 1.06	$ 1.83	$ 1.43
Basic (after cumulative effect)	1.06	1.82	1.43
Diluted (before cumulative effect)	1.05	1.81	1.41
Diluted (after cumulative effect)	1.05	1.80	1.41

The accompanying notes are an integral part of the financial statements.

Consolidated Balance Sheet

(in millions)

December 31	2001	2000
Assets		
Current assets:		
Cash and cash equivalents (S)	$ 512	$ 315
Short-term investments (S)	15	56
Receivables from customers, less allowances: 2001 – $129; 2000 – $69	2,577	3,461
Other receivables	288	354
Inventories (D)	2,531	2,703
Deferred income taxes (O)	410	385
Prepaid expenses and other current assets	459	304
Total current assets	6,792	7,578
Properties, plants and equipment (E)	11,982	12,850
Goodwill, net of accumulated amortization of $524 in 2001 and $344 in 2000 (C)	5,733	6,003
Other assets (F)	3,848	5,260
Total Assets	$28,355	$31,691
Liabilities		
Current liabilities:		
Short-term borrowings (H and S)	$ 142	$ 2,719
Accounts payable, trade	1,630	1,876
Accrued compensation and retirement costs	889	928
Taxes, including taxes on income	903	702
Other current liabilities	1,336	1,302
Long-term debt due within one year (H and S)	103	427
Total current liabilities	5,003	7,954
Long-term debt, less amount due within one year (H and S)	6,388	4,987
Accrued postretirement benefits (P)	2,513	2,719
Other noncurrent liabilities and deferred credits (G)	1,968	2,126
Deferred income taxes (O)	556	969
Total liabilities	16,428	18,755
Minority Interests (I)	1,313	1,514
Commitments and Contingencies (J)		
Shareholders' Equity		
Preferred stock (M)	56	56
Common stock (M)	925	925
Additional capital	6,114	5,927
Retained earnings	7,517	7,127
Treasury stock, at cost	(2,706)	(1,717)
Accumulated other comprehensive loss	(1,292)	(896)
Total shareholders' equity	10,614	11,422
Total Liabilities and Equity	$28,355	$31,691

The accompanying notes are an integral part of the financial statements.

Statement of Consolidated Cash Flows

(in millions)

For the year ended December 31	2001	2000	1999
Cash from Operations			
Net income	$ 908	$ 1,484	$ 1,054
Adjustments to reconcile net income to cash from operations:			
Depreciation, depletion and amortization	1,265	1,219	901
Change in deferred income taxes	(24)	135	54
Equity income, net of dividends	(56)	(66)	(10)
Noncash special items (B)	526	—	—
Gains from investing activities—sale of assets	(114)	(7)	(12)
Provision for doubtful accounts	78	10	11
Accounting change	—	5	—
Minority interests	208	381	242
Other	9	32	31
Changes in assets and liabilities, excluding effects of acquisitions and divestitures:			
Reduction (increase) in receivables	605	(456)	(67)
(Increase) reduction in inventories	(13)	117	253
(Increase) reduction in prepaid expenses and other current assets	(69)	6	(36)
Reduction in accounts payable and accrued expenses	(419)	(88)	(79)
(Reduction) increase in taxes, including taxes on income	(60)	407	171
Change in deferred hedging gains/losses	—	7	(63)
Net change in noncurrent assets and liabilities	(433)	(335)	(69)
Cash provided from operations	2,411	2,851	2,381
Financing Activities			
Net changes to short-term borrowings	(2,570)	2,123	(89)
Common stock issued for stock compensation plans	552	251	464
Repurchase of common stock	(1,452)	(763)	(838)
Dividends paid to shareholders	(518)	(418)	(298)
Dividends paid to minority interests	(251)	(212)	(122)
Net change in commercial paper	(1,290)	530	—
Additions to long-term debt	3,343	1,918	572
Payments on long-term debt	(941)	(1,877)	(1,000)
Cash (used for) provided from financing activities	(3,127)	1,552	(1,311)
Investing Activities			
Capital expenditures	(1,177)	(1,121)	(920)
Acquisitions, net of cash acquired (K)	(159)	(3,121)	(122)
Proceeds from the sale of assets	2,507	22	45
Additions to investments	(270)	(94)	(96)
Changes in short-term investments	41	21	(37)
Other	(3)	(16)	(37)
Cash provided from (used for) investing activities	939	(4,309)	(1,167)
Effect of exchange rate changes on cash	(26)	(16)	(8)
Net change in cash and cash equivalents	197	78	(105)
Cash and cash equivalents at beginning of year	315	237	342
Cash and cash equivalents at end of year	$ 512	$ 315	$ 237

The accompanying notes are an integral part of the financial statements.

Statement of Shareholders' Equity

(in millions, except per-share amounts)

December 31	Comprehensive income	Preferred stock	Common stock	Additional capital	Retained earnings	Treasury stock	Accumulated other comprehensive loss	Total shareholders' equity
Balance at end of 1998		$56	$395	$1,676	$5,305	$(1,029)	$ (347)	$ 6,056
Comprehensive income — 1999:								
Net income — 1999	$1,054				1,054			1,054
Other comprehensive loss:								
Unrealized translation adjustments (A)	(291)						(291)	(291)
Comprehensive income	$ 763							
Cash dividends: Preferred @ $3.75 per share					(2)			(2)
Common @ $.403 per share					(296)			(296)
Treasury shares purchased						(838)		(838)
Stock issued: compensation plans				28		607		635
Balance at end of 1999		56	395	1,704	6,061	(1,260)	(638)	6,318
Comprehensive income — 2000:								
Net income — 2000	$1,484				1,484			1,484
Other comprehensive income (loss):								
Change in minimum pension liability, net of $(3) tax expense	5							
Unrealized translation adjustments	(263)						(258)	(258)
Comprehensive income	$1,226							
Cash dividends: Preferred @ $3.75 per share					(2)			(2)
Common @ $.500 per share					(416)			(416)
Treasury shares purchased						(763)		(763)
Stock issued: Reynolds acquisition			135	4,367				4,502
Stock issued: compensation plans				251		306		557
Stock issued: two-for-one split			395	(395)				—
Balance at end of 2000		56	925	5,927†	7,127	(1,717)	(896)	11,422
Comprehensive income — 2001:								
Net income — 2001	$ 908				908			908
Other comprehensive income (loss):								
Change in minimum pension liability, net of $27 tax benefit	(51)							
Unrealized translation adjustments	(241)							
Unrecognized gains/(losses) on derivatives, net of tax and minority interests of $124 (S):								
Cumulative effect of accounting change	(4)							
Net change from periodic revaluations	(175)							
Net amount reclassified to income	75							
Total unrecognized gains/(losses) on derivatives	(104)						(396)	(396)
Comprehensive income	$ 512							
Cash dividends: Preferred @ $3.75 per share					(2)			(2)
Common @ $.600 per share					(516)			(516)
Treasury shares purchased						(1,452)		(1,452)
Stock issued: compensation plans				187		463		650
Balance at end of 2001		$56	$925	$6,114†	$7,517	$(2,706)	$(1,292)*	$10,614

* Comprised of unrealized translation adjustments of $(1,127), minimum pension liability of $(61) and unrecognized gains/(losses) on derivatives of $(104)

† Includes stock to be issued under options of $138 and $182 in 2001 and 2000, respectively

Share Activity

(number of shares)

	Preferred stock	Common stock: Issued	Common stock: Treasury	Common stock: Net outstanding
Balance at end of 1998	557,649	789,391,852	(55,773,696)	733,618,156
Treasury shares purchased			(31,211,044)	(31,211,044)
Stock issued: compensation plans			33,090,884	33,090,884
Balance at end of 1999	557,649	789,391,852	(53,893,856)	735,497,996
Treasury shares purchased			(21,742,600)	(21,742,600)
Stock issued: Reynolds acquisition		135,182,686		135,182,686
Stock issued: compensation plans			16,579,158	16,579,158
Balance at end of 2000	557,649	924,574,538	(59,057,298)	865,517,240
Treasury shares purchased			(39,348,136)	(39,348,136)
Stock issued: compensation plans			21,412,772	21,412,772
Balance at end of 2001	557,649	924,574,538	(76,992,662)	847,581,876

The accompanying notes are an integral part of the financial statements.

(dollars in millions, except per-share amounts)

A. Summary of Significant Accounting Policies

Principles of Consolidation. The consolidated financial statements include the accounts of Alcoa and companies more than 50% owned. Investments in other entities are accounted for principally on the equity basis.

The consolidated financial statements are prepared in conformity with accounting principles generally accepted in the United States of America and require management to make certain estimates and assumptions. These may affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements. They may also affect the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates upon subsequent resolution of identified matters.

Cash Equivalents. Cash equivalents are highly liquid investments purchased with an original maturity of three months or less.

Inventory Valuation. Inventories are carried at the lower of cost or market, with cost for a substantial portion of U.S. and Canadian inventories determined under the last-in, first-out (LIFO) method. The cost of other inventories is principally determined under the average-cost method. See Note D for additional detail.

Properties, Plants and Equipment. Properties, plants and equipment are recorded at cost. Depreciation is recorded principally on the straight-line method at rates based on the estimated useful lives of the assets, averaging 33 years for structures and between 5 and 25 years for machinery and equipment. Profits or losses from the sale of assets are included in other income. Repairs and maintenance are charged to expense as incurred. Interest related to the construction of qualifying assets is capitalized as part of the construction costs. Depletion is taken over the periods during which the estimated mineral reserves are extracted. See Notes E and R for additional detail.

Amortization of Intangibles. The excess purchase price over the net tangible assets of businesses acquired is reported as goodwill in the Consolidated Balance Sheet. Goodwill and other intangibles have been amortized on a straight-line basis over not more than 40 years. The carrying value of goodwill and other intangibles is evaluated periodically in relation to the operating performance and future undiscounted cash flows of the underlying businesses. Adjustments are made if the sum of expected future net cash flows is less than book value. See Note F for additional information. See Recently Adopted Accounting Standards regarding the accounting for goodwill and intangibles amortization effective January 1, 2002.

Revenue Recognition. Alcoa recognizes revenue when title, ownership and risk of loss pass to the customer. In 2000, Alcoa changed its method of accounting for revenue recognition in accordance with the provisions of Staff Accounting Bulletin 101, "Revenue Recognition in Financial Statements." The application of this method of accounting for revenue recognition resulted in a cumulative effect charge to income of $5 (net of taxes and minority interests of $3) in 2000. The change did not have a significant effect on revenues or results of operations for the year ended December 31, 2000. The pro forma amounts, assuming that the new revenue recognition method was applied retroactively to prior periods, were not materially different from the amounts shown in the Statement of Consolidated Income for the year ended December 31, 1999.

Environmental Expenditures. Expenditures for current operations are expensed or capitalized, as appropriate. Expenditures relating to existing conditions caused by past operations, and which do not contribute to future revenues, are expensed. Liabilities are recorded when remedial efforts are probable and the costs can be reasonably estimated. The liability may include costs such as site investigations, consultant fees, feasibility studies, outside contractor and monitoring expenses. Estimates are not discounted or reduced by potential claims for recovery. Claims for recovery are recognized when received. The estimates also include costs related to other potentially responsible parties to the extent that Alcoa has reason to believe such parties will not fully pay their proportionate share. The liability is periodically reviewed and adjusted to reflect current remediation progress, prospective estimates of required activity and other factors that may be relevant, including changes in technology or regulations. See Note T for additional information.

Stock-Based Compensation. Alcoa accounts for stock-based compensation in accordance with the provisions of Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations. Accordingly, compensation cost is not recognized on options granted. Disclosures required with respect to alternative fair value measurement and recognition methods prescribed by Statement of Financial Accounting Standards (SFAS) No. 123, "Accounting for Stock-Based Compensation," are presented in Note M.

Derivatives and Hedging. Effective January 1, 2001, Alcoa adopted SFAS No. 133 "Accounting for Derivative Instruments and Hedging Activities," as amended. The fair values of all outstanding derivative instruments are recorded on the balance sheet in other current and noncurrent assets and liabilities at December 31, 2001. The transition adjustment on January 1, 2001 resulted in a net charge of $4 (after tax and minority interests), which was recorded in other comprehensive income.

Derivatives are held as part of a formally documented risk management (hedging) program. Alcoa's hedging activities are subject to the management, direction and control of the Strategic Risk Management Committee (SRMC). SRMC is composed of the chief executive officer, the chief financial officer and other officers and employees that the chief executive officer may select from time to time. SRMC reports to the Board of Directors on the scope of its derivative activities. All derivatives are straightforward and are held for purposes other than trading. Alcoa measures hedge effectiveness by formally assessing, at least quarterly, the historical and probable future high correlation of changes in the fair value or expected future cash flows of the hedged item. The ineffective portions are recorded in other income or expense in the current period. To the extent that Alcoa uses options contracts as hedging instruments, effectiveness is assessed based on changes in the intrinsic value of the option. If the hedging relationship ceases to be highly effective or it becomes probable that an expected transaction will no longer occur, gains or losses on the derivative are recorded in other income or expense.

Changes in the fair value of derivatives are recorded in current earnings along with the change in the fair value of the underlying hedged item if the derivative is designated as a fair value hedge or in other comprehensive income if the derivative is designated as a cash flow hedge. If no hedging relationship is designated, the derivative is marked to market through earnings.

Cash flows from financial instruments are recognized in the statement of cash flows in a manner consistent with the underlying transactions.

Prior to the adoption of SFAS No. 133, gains and losses related to transactions that qualified for hedge accounting, including closed futures contracts, were deferred and reflected in earnings when the underlying physical transactions took place. The deferred gains or losses were reflected on the balance sheet in other current and noncurrent assets and liabilities.

Past accounting convention also required that certain positions be marked to market. Mark-to-market gains and losses were recorded in other income. As a result of the change in accounting under SFAS No. 133, these contracts were re-designated and qualified as hedges on January 1, 2001. See Note S for additional information.

Foreign Currency. The local currency is the functional currency for Alcoa's significant operations outside the U.S., except in Canada, where the U.S. dollar is used as the functional currency. The determination of the functional currency for Alcoa's operations is made based on the appropriate economic and management indicators.

Effective July 1, 1999, the Brazilian real became the functional currency for translating the financial statements of Alcoa's 59%-owned Brazilian subsidiary, Alcoa Aluminio S.A. (Aluminio). Economic factors and circumstances related to Aluminio's operations had changed significantly due to the devaluation of the real in the 1999 first quarter. Under SFAS No. 52, "Foreign Currency Translation," the change in these facts and circumstances required a change in Aluminio's functional currency. As a result of the change, Alcoa's accumulated other comprehensive loss (unrealized translation adjustments) and minority interests accounts were reduced by $156 and $108, respectively. These amounts were driven principally by a reduction in fixed assets and resulted in decreases in Aluminio's depreciation expense of $30 in 2001 and 2000 and $15 in 1999.

Recently Adopted Accounting Standards. Alcoa adopted SFAS No. 141, "Business Combinations" for all business combinations after June 30, 2001. This standard requires that all business combinations be accounted for using the purchase method, and it further clarifies the criteria for recognition of intangible assets separately from goodwill. Since June 30, 2001, there have been no material business combinations.

Effective January 1, 2002, Alcoa will adopt SFAS No. 142, "Goodwill and Other Intangible Assets" for existing goodwill and other intangible assets. This standard eliminates the amortization of goodwill and intangible assets with indefinite useful lives and requires annual testing for impairment. This standard requires the assignment of assets acquired and liabilities assumed, including goodwill, to reporting units for purposes of goodwill impairment testing. Under the provisions of this standard, any impairment of goodwill as well as the unamortized balance of negative goodwill will be written off and recognized as a cumulative effect of a change in accounting principle effective January 1, 2002. Alcoa had unamortized goodwill of $5,733 at December 31, 2001, and had recorded net goodwill amortization expense of $170, $122 and $39 for the years ended December 31, 2001, 2000 and 1999, respectively. The company is currently evaluating the cumulative effect and ongoing impact of the application of SFAS No. 142 on the consolidated financial statements.

Effective January 1, 2002, Alcoa will adopt SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." This statement supersedes or amends existing accounting literature related to the impairment and disposal of long-lived assets. Management is currently developing a plan to apply the provisions of this standard to its operations on an ongoing basis.

Recently Issued Accounting Standards. In June 2001, the Financial Accounting Standards Board issued SFAS No. 143, "Accounting for Asset Retirement Obligations." This statement establishes standards for accounting for obligations associated with the retirement of tangible long-lived assets. The standard is required to be adopted by Alcoa beginning on January 1, 2003. Management is currently assessing the details of the standard and is preparing a plan of implementation.

Reclassification. Certain amounts in previously issued financial statements were reclassified to conform to 2001 presentations.

B. Special Items

During 2001, Alcoa recorded charges of $566 ($355 after tax and minority interests) as a result of a restructuring plan. The company completed a strategic review of its primary products and fabricating businesses aimed at optimizing and aligning its manufacturing systems with customer needs, while positioning the company for stronger profitability. The total charge of $566 consisted of a charge of $212 ($114 after tax and minority interests) in the second quarter of 2001 and a charge of $354 ($241 after tax and minority interests) in the fourth quarter of 2001. These charges consisted of asset write-downs ($372 pretax), employee termination and severance costs ($178 pretax) related to workforce reductions of approximately 10,400 employees, and exit costs ($16 pretax). The second quarter charge was primarily due to actions taken in Alcoa's primary products businesses because of economic and competitive conditions. These actions included the shutdown of three facilities in the U.S. Alcoa expects to complete these actions by mid-2002. The fourth quarter charge was primarily due to actions taken in Alcoa's fabricating businesses. These actions included the shutdown of 15 facilities in the U.S. and Europe. Alcoa expects to complete these actions by the end of 2002.

Pretax restructuring charges consisted of:

	Asset Write-Downs	Employee Termination and Severance Costs	Other	Total
2001:				
Total restructuring charges	$ 372	$178	$16	$ 566
Cash payments	(3)	(32)	(5)	(40)
Noncash charges	(314)	—	—	(314)
Reserve balance at December 31, 2001	$ 55	$146	$11	$ 212

Asset write-downs of $372 were primarily recorded as a direct result of the company's decision to close certain facilities. The asset write-downs consisted primarily of structures and machinery and equipment, as well as related selling or disposal costs, and were comprised of $145 related to assets that will be phased out and $227 of assets that could be disposed of immediately. Assets to be phased out consisted of $46 of assets in the Flat-Rolled Products segment, $78 of assets in the Engineered Products segment and $21 at corporate. Assets to be disposed of consisted of $110 of assets in the Alumina and Chemicals segment, $84 of assets in the Primary Metals segment, $23 of assets in the Engineered Products segment, $4 in the Other group and $6 at corporate.

Assets to be phased out will be removed from service by mid-2002. Fair values of assets were determined based on expected future cash flows or appraised values. Expected operating cash flows during the phaseout period were not significant and did not have a material impact on the determination of the amount of the write-down.

Assets that could be disposed of immediately will be sold or vacated by the end of 2002. The remaining carrying amount of these assets was approximately $80 at December 31, 2001. The results of operations related to these assets were not material.

Employee termination and severance costs of $178 were recorded as management implemented workforce reductions of 10,400 hourly and salaried employees at various manufacturing facilities – primarily located outside of the U.S. – due to weak market conditions and the shutdowns of several manufacturing facilities. These workforce reductions primarily consisted of a combination of early retirement incentives and involuntary severance programs. As of December 31, 2001, approximately 4,000 employees had been terminated.

The $16 of exit costs were recorded for activities associated with the shutdowns above, which will be substantially complete by the end of 2002.

C. Acquisitions and Divestitures

In May of 2000, Alcoa completed a merger with Reynolds Metals Company (Reynolds) by issuing approximately 135 million shares of Alcoa common stock at a value of $33.30 per share to Reynolds stockholders. The transaction was valued at approximately $5,900, including debt assumed of $1,297. The purchase price included the conversion of outstanding Reynolds options to Alcoa options as well as other direct costs of the acquisition. The goodwill of approximately $2,100 resulting from the purchase price allocation was being amortized over a 40-year period.

As part of the merger with Reynolds, Alcoa agreed to divest Reynolds' interests in the alumina refineries in Worsley, Australia; Stade, Germany; and Sherwin, Texas as well as 25% of Reynolds' interest in the aluminum smelter located in Longview, Washington.

The consolidated financial statements have been prepared in accordance with Emerging Issues Task Force (EITF) 87-11, "Allocation of Purchase Price to Assets to be Sold." Under EITF 87-11, at December 31, 2000, the fair value of net assets to be divested were reported as assets held for sale in the balance sheet, and the results of operations from these assets of $19 (after tax) were not included in the Statement of Consolidated Income. In 2001, the results of operations from these assets were not material, and there were no significant adjustments to the purchase price allocation as a result of these divestitures.

The sale of Sherwin was completed in December 2000; the sales of Worsley and 100% of Longview were completed in the first quarter of 2001; and the sale of Stade was completed in the second quarter of 2001. There were no gains or losses on the sales of these assets.

In November of 2001, Alcoa contributed net assets of approximately $200 of Reynolds Aluminum Supply Company (RASCO), the metals distribution business acquired in the Reynolds acquisition, to a joint venture in which Alcoa retains a 50% equity interest.

In May and June of 2000, Alcoa completed the acquisitions of Cordant Technologies Inc. (Cordant) and Howmet International Inc. (Howmet), a majority-owned company of Cordant. Under the agreement and tender offer, Alcoa paid $57 for each outstanding share of Cordant common stock and $21 for each outstanding share of Howmet common stock. The total value of the transactions was approximately $3,300, including the assumption of debt of $826. The purchase price includes the conversion of outstanding Cordant and Howmet options to Alcoa options as well as other direct costs of the acquisition. In April of 2001, Alcoa completed the sale of Thiokol, a business acquired in the Cordant transaction, to Alliant Techsystems Inc. for net proceeds of $698 in cash, which included a working capital adjustment, and recognized a $55 pretax gain that is included in other income. The goodwill of approximately $2,200 resulting from the purchase price allocation, after considering the impact of the Thiokol sale, was being amortized over a 40-year period.

The following unaudited pro forma information for the years ended December 31, 2000 and 1999 assumes that the acquisitions of Reynolds and Cordant had occurred at the beginning of 2000 and 1999. Adjustments that have been made to arrive at the pro forma totals include those related to acquisition financing; the amortization of goodwill; the elimination of transactions among Alcoa, Reynolds and Cordant; and additional depreciation related to the increase in basis that resulted from the transactions. Tax effects from the pro forma adjustments previously noted have been included at the 35% U.S. statutory rate.

(Unaudited)	2000	1999
Sales	$25,636	$23,369
Net income	1,514	1,148
Earnings per share:		
Basic	$ 1.86*	$ 1.32
Diluted	1.84*	1.30

* Includes the cumulative effect adjustment of the accounting change for revenue recognition

The pro forma results are not necessarily indicative of what actually would have occurred if the transactions had been in effect for the periods presented, are not intended to be a projection of future results and do not reflect any cost savings that might be achieved from the combined operations.

In October of 2000, Alcoa completed the acquisition of Luxfer Holdings plc's aluminum plate, sheet and soft-alloy extrusion manufacturing operations and distribution businesses of British Aluminium

Limited, a wholly owned subsidiary of Luxfer. Alcoa paid approximately $271 in cash. The allocation of the purchase price resulted in goodwill of approximately $121, which was being amortized over a 40-year period. Had the British Aluminium acquisition occurred at the beginning of 2000 or 1999, net income for those years would not have been materially different.

Alcoa completed a number of other acquisitions in 2001, 2000 and 1999. Net cash paid for other acquisitions was $159, $488 and $122 in 2001, 2000 and 1999, respectively. None of these transactions had a material impact on Alcoa's financial statements.

Alcoa's acquisitions have been accounted for using the purchase method. The purchase price has been allocated to the assets acquired and liabilities assumed based on their estimated fair market values. Any excess purchase price over the fair market value of the net assets acquired has been recorded as goodwill. For all of Alcoa's acquisitions, operating results have been included in the Statement of Consolidated Income since the dates of the acquisitions.

D. Inventories

December 31	2001	2000
Finished goods	$ 691	$ 814
Work in process	734	806
Bauxite and alumina	410	311
Purchased raw materials	531	562
Operating supplies	165	210
	$2,531	$2,703

Approximately 47% of total inventories at December 31, 2001 were valued on a LIFO basis. If valued on an average-cost basis, total inventories would have been $605 and $658 higher at the end of 2001 and 2000, respectively. During 2000, LIFO inventory quantities were reduced, which resulted in a partial liquidation of the LIFO bases. The impact of this liquidation increased net income by $31, or four cents per share, in 2000.

E. Properties, Plants and Equipment, at Cost

December 31	2001	2000
Land and land rights, including mines	$ 390	$ 384
Structures	5,318	5,329
Machinery and equipment	15,779	16,063
	21,487	21,776
Less: accumulated depreciation and depletion	10,554	9,750
	10,933	12,026
Construction work in progress	1,049	824
	$11,982	$12,850

F. Other Assets

December 31	2001	2000
Investments, principally equity investments	$1,384	$ 954
Assets held for sale	—	1,473
Intangibles, net of accumulated amortization of $323 in 2001 and $238 in 2000	674	821
Noncurrent receivables	44	118
Deferred income taxes	445	360
Deferred charges and other	1,301	1,534
	$3,848	$5,260

G. Other Noncurrent Liabilities and Deferred Credits

December 31	2001	2000
Deferred alumina sales revenue	$ 204	$ 212
Environmental remediation	357	369
Deferred credits	278	317
Other noncurrent liabilities	1,129	1,228
	$1,968	$2,126

H. Debt

December 31	2001	2000
Commercial paper, variable rate, (1.9% and 6.6% average rates)	$ 220	$1,510
5.75% Notes	—	250
6.625% Notes, due 2002	57	114
9% Bonds, due 2003	21	21
Floating-rate notes, due 2004 (2.2% average rate)	500	—
6.125% Bonds, due 2005	200	200
7.25% Notes, due 2005	500	500
5.875% Notes, due 2006	500	—
6.625% Notes, due 2008	150	150
7.375% Notes, due 2010	1,000	1,000
6.50% Notes, due 2011	1,000	—
6% Notes, due 2012	1,000	—
6.50% Bonds, due 2018	250	250
6.75% Bonds, due 2028	300	300
Tax-exempt revenue bonds ranging from 1.6% to 7.3%, due 2002–2033	341	347
Medium-term notes, due 2002–2013 (8.0% and 8.3% average rates)	224	334
Alcoa Fujikura Ltd.		
Variable-rate term loan (6.3% average rate)	—	190
Alcoa Aluminio		
7.5% Export notes, due 2008	165	184
Variable-rate notes (8.2% average rate)	—	3
Other	63	61
	6,491	5,414
Less: amount due within one year	103	427
	$6,388	$4,987

The amount of long-term debt maturing in each of the next five years is $103 in 2002, $91 in 2003, $563 in 2004, $979 in 2005 and $586 in 2006.

In May 2001, Alcoa issued $1,500 of notes. Of these notes, $1,000 mature in 2011 and carry a coupon rate of 6.50%, and $500 mature in 2006 and carry a coupon rate of 5.875%. In December 2001, Alcoa issued $1,500 of notes. This issue consisted of $1,000 of notes that mature in 2012 and carry a coupon rate of 6%, and $500 of floating-rate notes that mature in 2004. The proceeds from these borrowings were used to refinance debt, primarily commercial paper, and for general corporate purposes.

In 2000, Alcoa issued $1,500 of notes. Of these notes, $1,000 mature in 2010 and carry a coupon rate of 7.375%, and $500 mature in 2005 and carry a coupon rate of 7.25%.

In April 2001, Alcoa refinanced the $2,490 revolving-credit facility that was to expire in April 2001 and the $510 revolving-credit facility that expires in April 2005. These facilities were refinanced into a $2,000 revolving-credit agreement that expires in April 2002 and a $1,000 revolving-credit agreement that expires in April 2005. Alcoa also has a $1,000 revolving-credit facility that expires in August 2003. Under these agreements, a certain ratio of indebtedness to consolidated net worth must be maintained. Commercial paper of $220 and $1,510 at December 31, 2001 and 2000, respectively, was classified as long-term debt because it is backed by the revolving-credit facilities. There were no amounts outstanding under these facilities at December 31, 2001. The interest rate on these facilities, if drawn upon, is Libor plus 19 basis points, which is subject to adjustment if Alcoa's credit rating changes, to a maximum interest rate of Libor plus 40 basis points.

Aluminio's export notes are collateralized by receivables due under an export contract. Certain financial ratios must be maintained, including the maintenance of a minimum debt service ratio as well as a certain level of tangible net worth of Aluminio and its subsidiaries.

Short-term borrowings of $142 at December 31, 2001 consisted of bank and other borrowings. Short-term borrowings of $2,719 at December 31, 2000 consisted of commercial paper of $2,201, extendible commercial notes of $280 and bank and other borrowings of $238. The weighted average interest rate on short-term borrowings was 2.5% in 2001 and 6.6% in 2000.

I. Minority Interests

The following table summarizes the minority shareholders' interests in the equity of consolidated subsidiaries.

December 31	2001	2000
Alcoa of Australia	$ 431	$ 462
Alcoa Aluminio	222	256
Alcoa World Alumina and Chemicals	175	260
Alcoa Fujikura Ltd.	277	309
Other majority-owned companies	208	227
	$1,313	$1,514

J. Commitments and Contingencies

Various lawsuits, claims and proceedings have been or may be instituted or asserted against Alcoa, including those pertaining to environmental, product liability, and safety and health matters. While the amounts claimed may be substantial, the ultimate liability cannot now be determined because of the considerable uncertainties that exist. Therefore, it is possible that results of operations or liquidity in a particular period could be materially affected by certain contingencies. However, based on facts currently available, management believes that the disposition of matters that are pending or asserted will not have a materially adverse effect on the financial position of the company.

Aluminio is a 27.23% participant in Machadinho, a hydroelectric construction project in Brazil. Aluminio has guaranteed up to 39% of the project's total debt of approximately $315. Beginning in February 2002, Aluminio is committed to taking a share of the output of the completed project for 30 years at cost, including cost of financing the project. In the event that other participants in this project fail to fulfill their financial responsibilities, Aluminio may be required to fund a portion of the deficiency. In accordance with the agreement, if Aluminio funds any such deficiency, its participation and share of the output from the project will increase proportionately.

Aluminio also entered into agreements to participate in four additional hydroelectric construction projects in Brazil that are scheduled to be completed at various dates ranging from 2005 to 2008. Aluminio's share of the output from the hydroelectric facilities, when completed, ranges from 20% to 39.5%. Total costs for all four projects are estimated at $1,400, with Aluminio's share of total project costs totaling approximately 30%. The plans for financing these projects have not yet been finalized. Aluminio may be required to provide guarantees of project financing or commit to additional investments as these projects progress. At December 31, 2001, Aluminio had provided $13 of guarantees on two of the hydroelectric construction projects in the form of performance bonds.

Aluminio accounts for its investments in these hydroelectric projects on the equity method. Aluminio's investment in these projects was $108 and $48 at December 31, 2001 and 2000, respectively.

Alcoa of Australia (AofA) is party to a number of natural gas and electricity contracts that expire between 2002 and 2020. Under these take-or-pay contracts, AofA is obligated to pay for a minimum amount of natural gas or electricity even if these commodities are not required for operations. Commitments related to these contracts total $176 in 2002, $180 in 2003, $185 in 2004, $178 in 2005, $154 in 2006 and $2,243 thereafter. Expenditures under these contracts totaled $179 in 2001, $188 in 2000 and $179 in 1999.

On January 9, 2002, Alcoa raised its equity stake in Elkem ASA, a Norwegian metals producer, above 40% which, under Norwegian law, required Alcoa to initiate an unconditional cash tender offer for the remaining outstanding shares of Elkem. Under the tender offer, which expires on February 22, 2002, Alcoa will pay approximately $17.40 for each outstanding share of Elkem. Alcoa's potential cash commitment if all outstanding shares are tendered is approximately $515.

Alcoa has standby letters of credit related to environmental, insurance and other activities. The total amount committed under these letters of credit, which expire at various dates in 2002, was $181 at December 31, 2001.

K. Cash Flow Information

Cash payments for interest and income taxes follow.

	2001	2000	1999
Interest	$418	$388	$225
Income taxes	548	419	394

The details of cash payments related to acquisitions follow.

	2001	2000	1999
Fair value of assets acquired	$184	$14,991	$ 282
Liabilities assumed	(24)	(7,075)	(159)
Stock options issued	—	(182)	—
Stock issued	—	(4,502)	—
Cash paid	160	3,232	123
Less: cash acquired	1	111	1
Net cash paid for acquisitions	$159	$ 3,121	$ 122

L. Segment and Geographic Area Information

Alcoa is primarily a producer of aluminum products. Its segments are organized by product on a worldwide basis. Alcoa's management reporting system evaluates performance based on a number of factors; however, the primary measure of performance is the after-tax operating income (ATOI) of each segment. Nonoperating items such as interest income, interest expense, foreign exchange gains/losses, the effects of LIFO inventory accounting, minority interests and special items are excluded from segment ATOI. In addition, certain expenses, such as corporate general administrative expenses, and depreciation and amortization on corporate assets, are not included in segment ATOI. Segment assets exclude cash, cash equivalents, short-term investments and all deferred taxes. Segment assets also exclude items such as corporate fixed assets, LIFO reserves, goodwill allocated to corporate and other amounts.

The accounting policies of the segments are the same as those described in the Summary of Significant Accounting Policies (Note A). Transactions among segments are established based on negotiation among the parties. Differences between segment totals and Alcoa's consolidated totals for line items not reconciled are primarily due to corporate allocations.

Alcoa's products are used primarily by packaging, consumer products, transportation (including aerospace, automotive, truck trailer, rail and shipping), building and construction and industrial customers worldwide. Total exports from the U.S. were $2,066 in 2001, compared with $1,687 in 2000 and $1,309 in 1999. Alcoa's reportable segments follow.

Segment information	Alumina and Chemicals	Primary Metals	Flat-Rolled Products	Engineered Products	Packaging and Consumer	Other	Total
2001							
Sales:							
Third-party sales	$1,908	$3,432	$4,999	$6,098	$2,720	$3,702	$22,859
Intersegment sales	1,021	3,300	64	35	—	—	4,420
Total sales	$2,929	$6,732	$5,063	$6,133	$2,720	$3,702	$27,279
Profit and loss:							
Equity income (loss)	$ 1	$ 52	$ (2)	$ —	$ 28	$ 16	$ 95
Depreciation, depletion and amortization	144	327	191	268	137	113	1,180
Income taxes	184	434	94	111	79	—	902
After-tax operating income	471	905	262	173	185	47	2,043
Assets:							
Capital expenditures	$ 129	$ 209	$ 221	$ 259	$ 94	$ 84	$ 996
Equity investments	170	319	47	—	128	317	981
Total assets	2,797	7,122	3,453	6,231	2,498	1,883	23,984
2000							
Sales:							
Third-party sales	$2,108	$3,756	$5,446	$5,471	$2,084	$4,071	$22,936
Intersegment sales	1,104	3,504	97	62	—	—	4,767
Total sales	$3,212	$7,260	$5,543	$5,533	$2,084	$4,071	$27,703
Profit and loss:							
Equity income	$ 3	$ 50	$ 6	$ 1	$ —	$ 32	$ 92
Depreciation, depletion and amortization	163	311	188	221	105	127	1,115
Income taxes	279	505	126	124	70	93	1,197
After-tax operating income	585	1,000	299	210	131	164	2,389
Assets:							
Capital expenditures	$ 154	$ 232	$ 185	$ 234	$ 112	$ 100	$ 1,017
Equity investments	176	274	90	6	1	139	686
Total assets	2,924	7,700	3,657	6,455	2,457	3,376	26,569
1999							
Sales:							
Third-party sales	$1,842	$2,241	$5,113	$3,728	$ 801	$2,592	$16,317
Intersegment sales	925	2,793	51	26	—	—	3,795
Total sales	$2,767	$5,034	$5,164	$3,754	$ 801	$2,592	$20,112
Profit and loss:							
Equity income (loss)	$ —	$ 42	$ (9)	$ —	$ —	$ 10	$ 43
Depreciation, depletion and amortization	161	216	184	116	60	89	826
Income taxes	159	214	131	88	32	71	695
After-tax operating income	307	535	281	180	68	118	1,489
Assets:							
Capital expenditures	$ 183	$ 207	$ 166	$ 144	$ 96	$ 62	$ 858
Equity investments	54	153	66	—	1	138	412
Total assets	3,046	4,532	3,385	2,320	646	1,647	15,576

Alumina and Chemicals. This segment consists of Alcoa's worldwide alumina and chemicals system, that includes the mining of bauxite, which is then refined into alumina. Alumina is sold directly to internal and external smelter customers worldwide or is processed into industrial chemical products. Alcoa's alumina operations in Australia are a significant component of this segment. Approximately two-thirds of the third-party sales from this segment are derived from alumina.

Primary Metals. This segment consists of Alcoa's worldwide smelter system. Primary Metals receives alumina primarily from the Alumina and Chemicals segment and produces aluminum ingot to be used by Alcoa's fabricating businesses, as well as sold to external customers, aluminum traders and commodity markets. Results from the sale of aluminum powder, scrap and excess power are also included in this segment, as well as the results from aluminum derivative contracts. The sale of ingot represents approximately 80% of this segment's third-party sales.

Flat-Rolled Products. This segment's principal business is the production and sale of aluminum plate, sheet and foil. This segment includes rigid container sheet (RCS), which is used to produce aluminum beverage cans, and sheet and plate used in the transportation and distributor markets. Approximately 60% of the third-party sales in this segment are derived from sheet and plate, and foil used in industrial markets, while the remaining 40% of third-party sales consists of RCS.

Engineered Products. This segment includes hard- and soft-alloy extrusions, including architectural extrusions, super-alloy castings, steel and aluminum fasteners, aluminum forgings and wheels. These products serve the transportation, building and construction and distributor markets.

Packaging and Consumer. This segment includes foodservice, flexible packaging, consumer products and packaging graphics design, as well as closures, PET bottles and packaging machinery. The principal products in this segment include aluminum foil; plastic wraps and bags; metal and plastic beverage and food closures; pre-press services and plastic shrink film and wraps. Consumer products are marketed under brands including Reynolds Wrap, Diamond, Baco and Cut-Rite wax paper.

Other. This group includes other Alcoa businesses that are not included in the segments previously mentioned. This group includes Alcoa Fujikura Ltd., which produces electrical components for the automotive industry along with fiber-optic cable and provides services to the telecommunications industry; residential building products operations, Alcoa Building Products (ABP); automotive parts businesses; Thiokol, a producer of solid rocket propulsion systems (Thiokol was sold in April 2001); and Reynolds' metal distribution business, RASCO (in November 2001, the net assets of RASCO were contributed to a joint venture, in which Alcoa retains a 50% equity interest).

The following reconciles segment information to consolidated totals.

	2001	2000	1999
Sales:			
Total sales	$27,279	$27,703	$20,112
Elimination of intersegment sales	(4,420)	(4,767)	(3,795)
Other revenues	—	—	6
Consolidated sales	$22,859	$22,936	$16,323
Net income:			
Total after-tax operating income	$ 2,043	$ 2,389	$ 1,489
Impact of intersegment profit eliminations	(20)	24	(24)
Unallocated amounts (net of tax):			
Interest income	40	40	26
Interest expense	(242)	(278)	(126)
Minority interests	(208)	(381)	(242)
Special items	(397)	—	—
Corporate expense	(261)	(227)	(171)
Other	(47)	(83)	102
Consolidated net income	$ 908	$ 1,484	$ 1,054
Assets:			
Total assets	$23,984	$26,569	$15,576
Elimination of intersegment receivables	(309)	(530)	(362)
Unallocated amounts:			
Cash, cash equivalents and short-term investments	527	371	314
Deferred tax assets	855	745	657
Corporate goodwill	1,710	1,570	558
Corporate fixed assets	513	414	278
LIFO reserve	(605)	(658)	(645)
Operations to be divested	—	1,473	—
Other	1,680	1,737	690
Consolidated assets	$28,355	$31,691	$17,066

Geographic information for revenues, based on country of origin, and long-lived assets follows.

	2001	2000	1999
Revenues:			
U.S.	$15,000	$15,487	$10,392
Australia	1,350	1,690	1,398
Spain	1,011	1,146	1,059
United Kingdom	899	379	253
Brazil	736	885	730
Germany	720	713	521
Other	3,143	2,636	1,970
	$22,859	$22,936	$16,323
Long-lived assets:			
U.S.	$12,495	$14,276	$ 6,650
Canada	2,787	2,844	948
Australia	1,345	1,458	1,585
United Kingdom	682	378	72
Brazil	600	698	712
Germany	194	213	165
Other	1,164	1,322	1,050
	$19,267	$21,189	$11,182

M. Preferred and Common Stock

Preferred Stock. Alcoa has two classes of preferred stock. Serial preferred stock has 557,740 shares authorized and outstanding, with a par value of $100 per share and an annual $3.75 cumulative dividend preference per share. Class B serial preferred stock has 10 million shares authorized (none issued) and a par value of $1 per share.

Common Stock. There are 1.8 billion shares authorized at a par value of $1 per share. As of December 31, 2001, 94.5 million shares of common stock were reserved for issuance under the long-term stock incentive plans.

In July 2001, the Alcoa Board of Directors authorized the repurchase of 50 million shares of Alcoa common stock. As of December 31, 2001, there were 37.5 million shares remaining on the stock repurchase authorization.

Stock options under the company's stock incentive plans have been and may be granted, generally at not less than market prices on the dates of grant. The stock option program includes a reload or stock continuation ownership feature. Stock options granted have a maximum term of 10 years. Vesting periods are one year from the date of grant and six months for options granted under the reload feature.

Alcoa's net income and earnings per share would have been reduced to the pro forma amounts shown below if compensation cost had been determined based on the fair value at the grant dates.

	2001	2000	1999
Net income:			
As reported	$908	$1,484	$1,054
Pro forma	730	1,277	912
Basic earnings per share:			
As reported	1.06	1.82	1.43
Pro forma	0.85	1.57	1.24
Diluted earnings per share:			
As reported	1.05	1.80	1.41
Pro forma	0.84	1.55	1.22

The weighted average fair value per option granted was $9.54 in 2001, $10.13 in 2000 and $5.35 in 1999.

The fair value of each option is estimated on the date of grant or subsequent reload using the Black-Scholes pricing model with the following assumptions:

	2001	2000	1999
Average risk-free interest rate	3.8%	6.1%	5.0%
Expected dividend yield	1.6	1.6	1.4
Expected volatility	43.0	40.0	37.0
Expected life (years):			
New option grants	2.5	2.5	2.5
Reload option grants	2.0	2.0	1.5

The transactions for shares under options were: (shares in millions)

	2001	2000	1999
Outstanding, beginning of year:			
Number of options	74.8	53.0	53.2
Weighted average exercise price	$29.29	$22.15	$16.50
Options assumed from acquisitions:			
Number of options	—	15.2	—
Weighted average exercise price	—	$25.09	—
Granted:			
Number of options	28.9	31.3	43.6
Weighted average exercise price	$36.19	$37.87	$24.47
Exercised:			
Number of options	(29.0)	(24.3)	(43.2)
Weighted average exercise price	$29.03	$22.03	$17.22
Expired or forfeited:			
Number of options	(1.2)	(.4)	(.6)
Weighted average exercise price	$32.50	$34.90	$18.59
Outstanding, end of year:			
Number of options	73.5	74.8	53.0
Weighted average exercise price	$32.02	$29.29	$22.15
Exercisable, end of year:			
Number of options	58.6	44.6	26.4
Weighted average exercise price	$31.88	$23.42	$19.21
Shares reserved for future options	21.0	15.8	28.6

The following tables summarize certain stock option information at December 31, 2001: (shares in millions)

Options Outstanding

Range of exercise price	Number	Weighted average remaining life	Weighted average exercise price
$ 0.125	0.2	employment career	$0.125
$ 4.38–$12.15	2.0	3.24	10.11
$12.16–$19.93	5.8	3.85	17.08
$19.94–$27.71	12.0	5.39	23.16
$27.72–$35.49	27.0	7.14	32.56
$35.50–$43.25	26.5	6.67	40.63
Total	73.5	6.31	$32.02

Options Exercisable

Range of exercise price	Number	Weighted average exercisable price
$ 0.125	0.2	$0.125
$ 4.38–$12.15	2.0	10.11
$12.16–$19.93	5.8	17.08
$19.94–$27.71	12.1	23.16
$27.72–$35.49	14.0	33.52
$35.50–$43.25	24.5	40.74
Total	58.6	$31.88

N. Earnings Per Share

Basic earnings per common share (EPS) amounts are computed by dividing earnings after the deduction of preferred stock dividends by the average number of common shares outstanding. Diluted EPS amounts assume the issuance of common stock for all potentially dilutive equivalents outstanding.

The details of basic and diluted EPS follow. (shares in millions)

	2001	2000	1999
Income before cumulative effect	$908	$1,489	$1,054
Less: preferred stock dividends	2	2	2
Income available to common stockholders before cumulative effect	$906	$1,487	$1,052
Cumulative effect of accounting change	—	(5)	—
Income available to common stockholders after cumulative effect	$906	$1,482	$1,052
Average shares outstanding—basic	858.0	814.2	733.8
Effect of dilutive securities:			
Shares issuable upon exercise of dilutive stock options	8.6	9.0	13.4
Average shares outstanding—diluted	866.6	823.2	747.2
Basic EPS (before cumulative effect)	$1.06	$1.83	$1.43
Basic EPS (after cumulative effect)	1.06	1.82	1.43
Diluted EPS (before cumulative effect)	1.05	1.81	1.41
Diluted EPS (after cumulative effect)	1.05	1.80	1.41

Options to purchase 32 million shares of common stock at an average exercise price of $40 per share were outstanding as of December 31, 2001 but were not included in the computation of diluted EPS because the option exercise price was greater than the average market price of the common shares.

In April 2000, Alcoa entered into a forward share repurchase agreement to partially hedge the equity exposure related to its stock option program. As of June 30, 2001, Alcoa had repurchased all 10 million shares under the agreement.

O. Income Taxes

The components of income before taxes on income were:

	2001	2000	1999
U.S.	$ (84)	$ 756	$ 631
Foreign	1,725	2,056	1,218
	$1,641	$2,812	$1,849

The provision for taxes on income consisted of:

	2001	2000	1999
Current:			
U.S. federal*	$ (17)	$217	$175
Foreign	521	568	306
State and local	45	22	18
	549	807	499
Deferred:			
U.S. federal*	(32)	90	74
Foreign	3	42	(25)
State and local	5	3	5
	(24)	135	54
Total	$525	$942	$553

*Includes U.S. taxes related to foreign income

In the 1999 fourth quarter, Australia reduced its corporate income tax rate from 36% to 34% for 2000 and 30% for 2001.

The exercise of employee stock options generated a tax benefit of $90 in 2001, $108 in 2000 and $145 in 1999. This amount was credited to additional capital and reduced current taxes payable.

Reconciliation of the U.S. federal statutory rate to Alcoa's effective tax rate follows.

	2001	2000	1999
U.S. federal statutory rate	35.0%	35.0%	35.0%
Taxes on foreign income	(8.4)	(3.5)	(2.4)
State taxes net of federal benefit	1.1	.5	.5
Tax rate changes	—	—	(2.4)
Minority interests	1.8	.1	.3
Permanent differences on sold and disposed assets	(1.4)	—	—
Goodwill amortization	2.4	1.2	0.5
Other	1.5	.2	(1.6)
Effective tax rate	32.0%	33.5%	29.9%

The components of net deferred tax assets and liabilities follow.

	2001		2000	
December 31	Deferred tax assets	Deferred tax liabilities	Deferred tax assets	Deferred tax liabilities
Depreciation	$ —	$1,744	$ —	$2,263
Employee benefits	1,071	—	1,127	—
Loss provisions	406	—	588	—
Deferred income/expense	279	132	237	166
Tax loss carryforwards	329	—	272	—
Tax credit carryforwards	219	—	144	—
Other	293	252	262	304
	2,597	2,128	2,630	2,733
Valuation allowance	(201)	—	(165)	—
	$2,396	$2,128	$2,465	$2,733

Of the total deferred tax assets associated with the tax loss carryforwards, $65 expires over the next 10 years, $104 over the next 20 years and $160 is unlimited. Of the tax credit carryforwards, $142 is unlimited with the balance expiring over the next 10 years. A substantial portion of the valuation allowance relates to the loss carryforwards because the ability to generate sufficient foreign taxable income in future years is uncertain. Approximately $52 of the valuation allowance relates to acquired companies for which subsequently recognized benefits will reduce goodwill.

The cumulative amount of Alcoa's share of undistributed earnings for which no deferred taxes have been provided was $4,399 at December 31, 2001. Management has no plans to distribute such earnings in the foreseeable future. It is not practical to determine the deferred tax liability on these earnings.

P. Pension Plans and Other Postretirement Benefits

Alcoa maintains pension plans covering most U.S. employees and certain other employees. Pension benefits generally depend on length of service, job grade and remuneration. Substantially all benefits are paid through pension trusts that are sufficiently funded to ensure that all plans can pay benefits to retirees as they become due.

Alcoa maintains health care and life insurance benefit plans covering most eligible U.S. retired employees and certain other retirees. Generally, the medical plans pay a stated percentage of medical expenses, reduced by deductibles and other coverages. These plans are generally unfunded, except for certain benefits funded through a trust. Life benefits are generally provided by insurance contracts. Alcoa retains the right, subject to existing agreements, to change or eliminate these benefits. All U.S. salaried and certain hourly employees hired after January 1, 2002 will not have postretirement health care benefits.

The table below reflects the status of Alcoa's pension and postretirement benefit plans.

	Pension benefits		Postretirement benefits	
December 31	2001	2000	2001	2000
Change in benefit obligation				
Benefit obligation at beginning of year	$8,270	$ 5,366	$ 2,924	$ 1,687
Service cost	162	162	25	25
Interest cost	578	502	220	177
Amendments	136	9	76	(17)
Actuarial losses (gains)	634	(309)	369	85
Acquisitions (principally Reynolds and Cordant)	—	3,124	—	1,182
Divestitures (principally Thiokol)	(664)	—	(159)	—
Benefits paid	(585)	(514)	(278)	(215)
Exchange rate	(43)	(70)	—	—
Benefit obligation at end of year	$8,488	$ 8,270	$ 3,177	$ 2,924
Change in plan assets				
Fair value of plan assets at beginning of year	$9,790	$ 6,103	$ 155	$ 112
Actual return on plan assets	65	586	1	12
Acquisitions (principally Reynolds and Cordant)	—	3,597	—	31
Employer contributions	37	61	—	5
Participants' contributions	11	13	—	—
Divestitures (principally Thiokol)	(783)	—	(33)	—
Transfer to defined contribution pension plan	(49)	—	—	—
Benefits paid	(574)	(487)	—	(5)
Administrative expenses	(17)	(12)	—	—
Exchange rate	(46)	(71)	—	—
Fair value of plan assets at end of year	$8,434	$ 9,790	$ 123	$ 155
Funded status	$ (54)	$ 1,520	$(3,054)	$(2,769)
Unrecognized net actuarial (gain) loss	(8)	(1,385)	221	(137)
Unrecognized net prior service cost (credit)	138	40	11	(97)
Net amount recognized	$ 76	$ 175	$(2,822)	$(3,003)
Amount recognized in the balance sheet consists of:				
Prepaid benefit	$ 502	$ 661	$ —	$ —
Accrued benefit liability	(568)	(509)	(2,822)	(3,003)
Intangible asset	50	9	—	—
Accumulated other comprehensive loss	92	14	—	—
Net amount recognized	$ 76	$ 175	$(2,822)	$(3,003)

The components of net periodic benefit costs are reflected below.

	Pension benefits			Postretirement benefits		
December 31	2001	2000	1999	2001	2000	1999
Components of net periodic benefit (income) costs						
Service cost	$ 162	$ 162	$ 141	$ 25	$ 25	$ 19
Interest cost	578	502	342	220	177	109
Expected return on plan assets	(781)	(666)	(427)	(11)	(11)	(9)
Amortization of prior service cost (benefit)	34	35	39	(33)	(34)	(34)
Recognized actuarial gain	(26)	(18)	(4)	(2)	(2)	(4)
Amortization of transition obligation	—	2	2	—	—	—
Net periodic benefit (income) costs	$ (33)	$ 17	$ 93	$199	$155	$ 81

The aggregate benefit obligation and fair value of plan assets for the pension plans with benefit obligations in excess of plan assets were $1,921 and $1,362, respectively, as of December 31, 2001, and $804 and $508, respectively, as of December 31, 2000. The aggregate pension accumulated benefit obligation and fair value of plan assets with accumulated benefit obligations in excess of plan assets were $1,708 and $1,284, respectively, as of December 31, 2001, and $594 and $338, respectively, at December 31, 2000.

Weighted average assumptions used in the accounting for Alcoa's plans follow.

December 31	2001	2000	1999
Discount rate	7.25%	7.75%	7.00%
Expected long-term return on plan assets	9.50	9.00	9.00
Rate of compensation increase	5.00	5.00	5.00

For measurement purposes, a 9.5% annual rate of increase in the per capita cost of covered health care benefits was assumed for 2002. The rate was assumed to decrease gradually to 5% in 2006 and remain at that level thereafter.

Assumed health care cost trend rates have a significant effect on the amounts reported for the health care plan. A one-percentage-point change in these assumed rates would have the following effects:

	1% increase	1% decrease
Effect on total of service and interest cost components	$ 16	$ (14)
Effect on postretirement benefit obligations	196	(172)

Alcoa also sponsors a number of defined contribution pension plans. Expenses were $103 in 2001, $80 in 2000 and $64 in 1999.

Q. Lease Expense

Certain equipment, warehousing and office space and oceangoing vessels are under operating lease agreements. Total expense for all leases was $199 in 2001, $152 in 2000 and $145 in 1999. Under long-term operating leases, minimum annual rentals are $128 in 2002, $98 in 2003, $77 in 2004, $64 in 2005, $60 in 2006 and a total of $223 for 2007 and thereafter.

R. Interest Cost Components

	2001	2000	1999
Amount charged to expense	$371	$427	$195
Amount capitalized	22	20	21
	$393	$447	$216

S. Other Financial Instruments and Derivatives

Other Financial Instruments. The carrying values and fair values of Alcoa's financial instruments at December 31 follow.

	2001		2000	
	Carrying value	Fair value	Carrying value	Fair value
Cash and cash equivalents	$ 512	$ 512	$ 315	$ 315
Short-term investments	15	15	56	56
Noncurrent receivables	44	44	118	118
Short-term debt	245	245	3,146	3,146
Long-term debt	6,388	6,535	4,987	5,053

The methods used to estimate the fair values of certain financial instruments follow.

Cash and Cash Equivalents, Short-Term Investments and Short-Term Debt. The carrying amounts approximate fair value because of the short maturity of the instruments.

Noncurrent Receivables. The fair value of noncurrent receivables is based on anticipated cash flows and approximates carrying value.

Long-Term Debt. The fair value is based on interest rates that are currently available to Alcoa for issuance of debt with similar terms and remaining maturities.

Derivatives. Alcoa holds or purchases derivative financial instruments for purposes other than trading. Details of the fair values of the significant instruments follow.

	2001	2000
Aluminum	$ (65)	$ 29
Interest rates	34	(1)
Foreign currency	(132)	(166)
Other commodities	(30)	74

Fair Value Hedges

Aluminum. Customers often require Alcoa to enter into long-term fixed-price commitments. These commitments expose Alcoa to the risk of fluctuating aluminum prices between the time the order is committed and the time that the order is shipped. Alcoa's commodity risk management policy is to hedge, through the use of futures and option contracts, the aluminum price risk for a portion of its firm commitments. These contracts cover known exposures, generally within three years.

Interest Rates. Alcoa attempts to maintain a reasonable balance between fixed- and floating-rate debt and uses interest rate swaps to help manage this balance. The company has entered into pay floating, receive fixed interest rate swaps to effectively convert the interest rate from fixed to floating on $2,250 of debt, through 2011.

Hedges of these existing assets, liabilities and firm commitments qualify as "fair value" hedges. As a result, the fair values of derivatives and changes in the fair values of the underlying hedged items are reported in the balance sheet. Changes in the fair values of these derivatives and underlying hedged items generally offset and are recorded each period in sales, cost of goods sold or interest expense, consistent with the underlying hedged item. There were no transactions that ceased to qualify as a fair value hedge in 2001.

Cash Flow Hedges

Currencies. Alcoa is subject to exposure from fluctuations in foreign currencies. Foreign currency exchange contracts are used to hedge the variability in cash flows from the forecasted payment or receipt of currencies other than the functional currency. Alcoa's foreign currency contracts were principally used to purchase Australian dollars and Canadian dollars. The U.S. dollar notional amount of all foreign currency contracts was $1,409 and $2,342 as of December 31, 2001 and 2000, respectively.

Commodities. Alcoa may elect to sell forward a portion of its anticipated primary aluminum and alumina production. In addition, Alcoa anticipates the continued requirement to purchase aluminum and other commodities such as natural gas, fuel oil and electricity for its operations. Alcoa enters into futures and options contracts to reduce volatility in the price of these commodities.

Interest Rates. From time to time, Alcoa enters into pay floating, receive fixed interest rate swaps to hedge the interest rate risk exposure of forecasted interest payments on a portion of its outstanding variable rate debt. As of December 31, 2001, there were no outstanding contracts of this nature.

For these cash flow hedge transactions, the fair values of the derivatives are recorded on the balance sheet. The effective portions of the changes in the fair values of these derivatives are recorded in other comprehensive income and are reclassified to sales, cost of goods sold or interest expense in the period in which earnings are impacted by the hedged items or in the period that the transaction no longer qualifies as a cash flow hedge. There were no material transactions that ceased to qualify as a cash flow hedge in 2001. These contracts cover periods commensurate with known or expected exposures, generally within three years. Assuming market rates remain constant with the rates at December 31, 2001, $71 of the $104 loss included in other comprehensive income is expected to be recognized in earnings over the next 12 months.

Other

Alcoa also enters into foreign currency contracts that do not qualify as a fair value, cash flow or net investment hedge. These contracts hedge the variability in cash flows from the payment or receipt of currencies other than the functional currency for certain foreign currency denominated assets and liabilities or for certain forecasted transactions that do not qualify as hedged items. These contracts were not material at December 31, 2001 or 2000.

Alcoa is exposed to credit loss in the event of nonperformance by counterparties on the above instruments, as well as credit or performance risk with respect to its hedged customers' commitments. Although nonperformance is possible, Alcoa does not anticipate nonperformance by any of these parties. Futures and options contracts are with creditworthy counterparties and are further supported by cash, treasury bills or irrevocable letters of credit issued by carefully chosen banks. In addition, various master netting arrangements are in place with counterparties to facilitate settlement of gains and losses on these contracts.

For further information on Alcoa's hedging and derivatives activities, see Note A.

T. Environmental Matters

Alcoa participates in environmental assessments and cleanups at a number of locations. These include approximately 31 owned or operating facilities and adjoining properties, approximately 28 previously owned or operated facilities and adjoining properties and approximately 91 Superfund and other waste sites. A liability is recorded for environmental remediation costs or damages when a cleanup program becomes probable and the costs or damages can be reasonably estimated. See Note A for additional information.

As assessments and cleanups proceed, the liability is adjusted based on progress in determining the extent of remedial actions and related costs and damages. The liability can change substantially due to factors such as the nature and extent of contamination, changes in remedial requirements and technological changes. Therefore, it is not possible to determine the outcomes or to estimate with any degree of accuracy the potential costs for certain of these matters. For example, there are issues related to the Massena, New York and Point Comfort, Texas sites where investigations are ongoing and where natural resource damage or off-site contaminated sediments have been alleged. The following discussion provides additional details regarding the current status of certain sites.

Massena. Since 1989, Alcoa has been conducting investigations and studies of the Grasse River, adjacent to Alcoa's Massena, New York plant site, under order from the U.S. Environmental Protection Agency (EPA) issued under the Comprehensive Environmental Response, Compensation and Liability Act, also known as Superfund. Sediments and fish in the river contain varying levels of polychlorinated biphenyl (PCB).

In the fourth quarter of 1999, Alcoa submitted an Analysis of Alternatives Report to the EPA. This report identified potential courses of remedial action related to the PCB contamination of the river. The EPA indicated to Alcoa that it believed additional remedial alternatives needed to be included in the Analysis of Alternatives Report. During 2000 and 2001, Alcoa completed certain studies and investigations on the river, including pilot tests of sediment-capping techniques and other remediation technologies. In February 2002, Alcoa submitted a revised draft Analysis of Alternatives Report based on these additional evaluations and included additional remedial alternatives required by the EPA. The additional alternatives required by the EPA involve removal of more sediment than was included in the 1999 Analysis of Alternatives Report. The range of costs associated with the remedial alternatives evaluated in the 2002 report is between $2 and $525. Alcoa believes that several of those alternatives, involving the largest amounts of sediment removal, should not be selected for the Grasse River remedy. Alcoa believes the alternatives that should be selected are those ranging from monitored natural recovery ($2) to a combination of moderate dredging and capping ($90). A reserve of $2 has been recorded for any probable losses, as no one of the alternatives is more likely to be selected than any other.

Portions of the St. Lawrence River system adjacent to the former Reynolds plant were also contaminated with PCB, and during 2001, Alcoa substantially completed a dredging remedy for the St. Lawrence River. Further analysis of the condition of the sediments is being performed. Any required additional dredging or capping of residual contamination is likely to be completed during the 2003 construction season. The most probable cost of any such additional remediation is fully reserved.

Alcoa is aware of natural resource damage claims that may be asserted by certain federal, state and tribal natural resource trustees at these locations.

Point Comfort/Lavaca Bay. Since 1990, Alcoa has undertaken investigations and evaluations concerning alleged releases of mercury from its Point Comfort, Texas facility into the adjacent Lavaca Bay pursuant to a Superfund order from the EPA. In March 1994, the EPA listed the "Alcoa (Point Comfort)/Lavaca Bay Site" on the National Priorities List. In December 2001, the EPA issued its Record of Decision (ROD) for the site. That ROD selected the final remedial approach for the site, which is fully reserved. The company is negotiating a Consent Order with the EPA under which it will undertake to implement the remedy. The company and certain federal and state natural resource trustees, who previously served Alcoa with notice of their intent to file suit to recover damages for alleged loss or injury of natural resources in Lavaca Bay, have cooperatively identified restoration alternatives and approaches for Lavaca Bay. The cost of such restoration is reserved and Alcoa anticipates negotiating a Consent Decree with the trustees under which it will implement the restoration.

Troutdale. In 1994, the EPA added Reynolds' Troutdale, Oregon primary aluminum production plant to the National Priorities List of Superfund sites. Alcoa is cooperating with the EPA and, under a September 1995 Consent Order, is working with the EPA to identify cleanup solutions for the site. Following curtailment of active production operations and based on further evaluation of remedial options, the company has determined the most probable cost of cleanup. This amount has been fully reserved. The company anticipates a final ROD to be issued by the EPA in 2002.

Sherwin. In connection with the sale of the Sherwin alumina refinery in Texas, which was required to be divested as part of the Reynolds merger in 2000 (see Note C), Alcoa has agreed to retain responsibility for the remediation of certain properties, including former waste disposal areas, and a share of the ultimate closure costs of other active waste disposal areas. The most probable cost of such remediation has been evaluated and is fully reserved.

Based on the above, it is possible that Alcoa's results of operations, in a particular period, could be materially affected by matters relating to these sites. However, based on facts currently available, management believes that adequate reserves have been provided and that the disposition of these matters will not have a materially adverse effect on the financial position or liquidity of the company.

Alcoa's remediation reserve balance at the end of 2001 and 2000 was $431 and $447 (of which $74 and $78 were classified as a current liability), respectively, and reflects the most probable costs to remediate identified environmental conditions for which costs can be reasonably estimated. Of the 2001 reserve balance, approximately 8% relates to the Massena, New York plant sites, 6% relates to the Troutdale, Oregon plant site, and 23% relates to the Sherwin, Texas site. Remediation costs charged to the reserve were $72 in 2001, $77 in 2000 and $47 in 1999. They include expenditures currently mandated, as well as those not required by any regulatory authority or third party. In 2001, the reserve balance was increased by $56 primarily as a result of acquisitions and the shutdown of the company's magnesium plant in Addy, Washington. In 2000, the reserve balance was increased by $350 as a result of acquisitions.

Included in annual operating expenses are the recurring costs of managing hazardous substances and environmental programs. These costs are estimated to be about 2% of cost of goods sold.

Supplemental Financial Information

Quarterly Data (unaudited)

(dollars in millions, except per-share amounts)

2001	First	Second	Third	Fourth	Year
Sales	$6,176	$5,991	$5,511	$5,181	$22,859
Income (loss) from operations	500	339	391	(114)	1,116
Net income (loss)*	404	307	339	(142)†	908
Earnings per share:					
Basic	0.47	0.36	0.40	(0.17)	1.06
Diluted	0.46	0.35	0.39	(0.17)	1.05

* After special charges of $114, or 13 cents per share, in the second quarter and $241, or 28 cents per share, in the fourth quarter (See Note B)

† The 2001 fourth quarter includes an after-tax credit of $22, or three cents per share, related to changes in the LIFO index.

2000	First	Second	Third	Fourth	Year
Sales	$4,509	$5,569	$6,298	$6,560	$22,936
Income from operations	457	462	459	492	1,870
Net income	347	377	368	392*	1,484
Earnings per share:					
Basic	.47	.47	.42	.45	1.82
Diluted	.47	.47	.42	.45	1.80

* The 2000 fourth quarter includes an after-tax credit of $18, or two cents per share, related to changes in the LIFO index and LIFO liquidations.

Number of Employees (unaudited)

	2001	2000	1999
Other Americas	38,700	46,500	45,100
U.S.	56,500	61,600	38,400
Europe	27,700	27,400	18,800
Pacific	6,100	6,500	5,400
	129,000	142,000	107,700

11-Year Summary of Financial and Other Data

(dollars in millions, except per-share amounts and ingot prices)

	For the year ended December 31	2001	2000	1999
Operating Results	Sales	$22,859	$22,936	$16,323
	Cost of goods sold	17,857	17,342	12,536
	Selling, general administrative and other expenses	1,276	1,108	851
	Research and development expenses	203	194	128
	Depreciation, depletion and amortization	1,253	1,207	888
	Special items—(income) expense	566	—	—
	Interest expense	371	427	195
	Other income, net	308	154	124
	Taxes on income	525	942	553
	Income from operations	1,116	1,870	1,296
	Less: Minority interests	208	381	242
	Extraordinary losses and accounting changes*	—	(5)	—
	Net income (loss)	908	1,484	1,054
	Alcoa's average realized price per pound for aluminum ingot	.72	.77	.67
	LME average 3-month price per pound for aluminum ingot	.66	.71	.63
Dividends Declared	Preferred stock	2	2	2
	Common stock	516	416	296
Financial Position	Working capital	1,789	(376)	1,797
	Properties, plants and equipment	11,982	12,850	9,133
	Other assets (liabilities), net	4,544	5,449	(497)
	Total assets	28,355	31,691	17,066
	Long-term debt (noncurrent)	6,388	4,987	2,657
	Minority interests	1,313	1,514	1,458
	Shareholders' equity	10,614	11,422	6,318
Common Share Data	Basic earnings per share*	1.06	1.82	1.43
(dollars per share)	Diluted earnings per share*	1.05	1.80	1.41
	Dividends declared	.600	.500	.403
	Book value (based on year-end outstanding shares)	12.46	13.13	8.51
	Price range: High	45.71	43.63	41.69
	Low	27.36	23.13	17.97
	Shareholders (number)	266,800	265,300	185,000
	Average shares outstanding (thousands)	857,990	814,229	733,888
Operating Data	Alumina shipments	7,217	7,472	7,054
(thousands of metric tons)	Aluminum product shipments:			
	Primary	1,776	2,032	1,411
	Fabricated and finished products	3,218	3,366	3,067
	Total	4,994	5,398	4,478
	Primary aluminum capacity:			
	Consolidated	4,165	4,219	3,182
	Total, including affiliates' and others' share of joint ventures	5,069	5,141	4,024
	Primary aluminum production:			
	Consolidated	3,488	3,539	2,851
	Total, including affiliates' and others' share of joint ventures	4,257	4,395	3,695
Other Statistics	Capital expenditures	$ 1,177	$1,121	$920
	Number of employees	129,000	142,000	107,700
	Pretax profit on sales (%)	7.2	12.3	11.3
	Return on average shareholders' equity (%)	8.3	16.8	17.2
	Return on average invested capital (%)	7.5	15.0	13.8

* Reflects the cumulative effects of the accounting changes for revenue recognition in 2000 and for postretirement benefits and income taxes in 1992, and the extraordinary loss on debt repayments in 1994

1998	1997	1996	1995	1994	1993	1992	1991
$15,340	$13,319	$13,061	$12,500	$ 9,904	$ 9,056	$ 9,491	$ 9,884
11,933	10,275	10,084	9,477	7,945	7,264	7,415	7,523
783	682	717	718	640	633	623	612
128	143	165	141	126	130	212	252
842	735	747	713	671	692	683	698
—	(96)	199	16	80	151	252	331
198	141	134	120	107	88	105	153
149	163	67	155	487	93	97	97
514	529	361	446	219	(10)	132	193
1,091	1,073	721	1,024	603	201	166	219
238	268	206	233	160	196	144	156
—	—	—	—	(68)	—	(1,161)	—
853	805	515	791	375	5	(1,139)	63
.67	.75	.73	.81	.64	.56	.59	.67
.63	.73	.70	.83	.68	.53	.58	.60
2	2	2	2	2	2	2	2
263	169	232	160	142	140	137	151
1,757	1,964	1,908	2,090	1,600	1,610	1,083	1,546
9,134	6,667	7,078	6,930	6,689	6,507	6,416	6,586
(482)	(1,315)	(1,223)	(1,750)	(1,572)	(1,711)	(1,734)	(702)
17,463	13,071	13,450	13,643	12,353	11,597	11,023	11,178
2,877	1,457	1,690	1,216	1,030	1,433	855	1,131
1,476	1,440	1,611	1,609	1,688	1,389	1,306	1,362
6,056	4,419	4,463	4,445	3,999	3,584	3,604	4,937
1.22	1.17	.74	1.11	.53	.01	(1.68)	.09
1.21	1.15	.73	1.10	.52	.01	(1.67)	.09
.375	.244	.333	.225	.200	.200	.200	.223
8.18	6.49	6.39	6.23	5.52	4.99	5.18	7.18
20.31	22.41	16.56	15.06	11.28	9.81	10.09	9.13
14.50	16.06	12.28	9.22	8.03	7.38	7.63	6.72
119,000	95,800	88,300	83,600	55,200	55,300	55,200	55,800
698,228	688,904	697,334	712,072	711,528	701,384	683,792	679,872
7,130	7,223	6,406	6,407	6,660	5,962	5,468	4,898
1,367	920	901	673	655	841	1,023	1,179
2,584	2,036	1,940	1,909	1,896	1,739	1,774	1,657
3,951	2,956	2,841	2,582	2,551	2,580	2,797	2,836
3,159	2,108	2,101	1,905	1,905	1,905	1,905	1,903
3,984	2,652	2,642	2,428	2,428	2,428	2,428	2,498
2,471	1,725	1,708	1,506	1,531	1,770	1,903	1,919
3,158	2,254	2,240	2,037	2,067	2,315	2,446	2,511
$932	$913	$996	$887	$612	$757	$789	$850
103,500	81,600	76,800	72,000	60,200	63,400	63,600	65,600
10.4	11.9	8.2	11.6	7.9	2.1	3.1	4.1
16.3	18.1	11.6	18.5	9.9	.1	(26.7)	1.2
13.8	15.5	11.0	15.9	9.3	4.3	(14.0)	4.2

Directors

Below, left to right:

Alain J. P. Belda, 58, chairman of the board of Alcoa since January 1, 2001, and chief executive officer since May 1999. Elected president and chief operating officer in January 1997, vice chairman in 1995, and executive vice president in 1994. President of Alcoa Aluminio S.A. from 1979 to 1994; president–Latin America in 1991. Director of Alcoa since 1998.

Marina v.N. Whitman, 66, professor of Business Administration and Public Policy, University of Michigan since 1992; vice president and group executive, public affairs and marketing staffs of General Motors Corporation (GMC) 1985-1992; vice president and chief economist of GMC 1979-1985; member of the President's Council of Economic Advisers 1972-1973. Director of Alcoa since 1994.

Ernesto Zedillo, 50, former president of Mexico. Elected president in 1994 and served until 2000. Since leaving office, he has become a member of the Trilateral Commission and serves on the advisory boards of the Council of Foreign Relations and the Institute for International Economics. Mr. Zedillo held various positions in the Mexican federal government since late 1987 including secretary of education, secretary of economic programming and budget, and undersecretary of planning and budget control. Prior to his work with the Mexican government, deputy director of the Bank of Mexico. Director of Alcoa since 2002.





Above, left to right:

Kathryn S. Fuller, 55, president of the World Wildlife Fund (WWF), an independent organization dedicated to the conservation of nature, since 1989; various positions with the organization since 1982 including executive vice president, general counsel and director of WWF's public policy and wildlife trade monitoring programs; prior to WWF, chief, Wildlife and Marine Resources Section, U.S. Department of Justice. Director of Alcoa since 2002.

Joseph T. Gorman, 64, former chairman and chief executive officer of TRW Inc., a global company serving the automotive, space and information systems markets, from 1988-2001; president and chief operating officer 1985-1988; president 1985-1991; executive vice president 1980-1985; vice president and general counsel 1976-1980. Director of Alcoa since 1991.

Henry B. Schacht, 67, chairman of Lucent Technologies Inc., a communications systems and services company, since October 2000. Mr. Schacht is on unpaid leave from Warburg Pincus, where he has been managing director since January 2000 and was senior advisor in 1999. Mr. Schacht served as chief executive officer of Lucent Technologies Inc. from October 2000 to January 2002. Mr. Schacht previously served as chief executive officer of Lucent Technologies Inc. from February 1996 to October 1997, chairman from 1996 to 1998 and senior advisor from February 1998 to February 1999. Mr. Schacht was chairman of Cummins Inc. from 1977 to 1995 and its chief executive officer from 1973 to 1994. Director of Alcoa since 1994.

Franklin A. Thomas, 67, consultant, TFF Study Group, a nonprofit institution assisting development in South Africa, since 1996; chairman, September 11 Fund since 2001; president and chief executive officer of The Ford Foundation 1979-1996; president and chief executive officer of Bedford Stuyvesant Restoration Corporation 1967-1977. Director of Alcoa since 1977.

Below, left to right:

Judith M. Gueron, 60, president of Manpower Demonstration Research Corporation (MDRC), a nonprofit research organization, since 1986; executive vice president for research and evaluation 1978-1986; prior to MDRC, director of special projects and studies and a consultant for the New York City Human Resources Administration. Director of Alcoa since 1988.

Sir Ronald Hampel, 69, chairman of United Business Media, a U.K.-based media company, since 1999; chairman of Imperial Chemical Industries plc 1995-1999, and a director 1985-1999; deputy chairman and chief executive officer 1993-1995; chief operating officer 1991-1993. Director of Alcoa since 1995.

John P. Mulroney, 66, executive director of the Opera Company of Philadelphia since 1999; former president and chief operating officer of Rohm and Haas Company, a specialty chemicals manufacturer, from 1986-1998. Director of Alcoa since 1987.

Not pictured:

Carlos Ghosn, 47, president and chief executive officer, Nissan Motor Company, Ltd., since 2001. Mr. Ghosn previously served as chief operating officer of Nissan Motor Company, Ltd. from 1999. From 1996 to 1999 he was executive vice president of Renault S.A., and from 1978 to 1996 he served in various capacities with Compagnie Générale des Éstablissements Michelin, including chairman, president and chief executive officer of Michelin North America, Inc. from 1990 to 1996. Director of Alcoa since 2002.



Board Committees

The Audit Committee

Reviews the performance of the independent public accountants, makes recommendations, reviews audit plans, audit results and findings of the internal auditors and the independent public accountants, reviews the environmental audits and monitors compliance with Alcoa business conduct policies.

Kathryn S. Fuller
Joseph T. Gorman
Judith M. Gueron
Henry B. Schacht (chairman)
Franklin A. Thomas
Marina v.N. Whitman
Ernesto Zedillo

The Compensation Committee

Determines the compensation of Alcoa officers and performs specified functions under company compensation plans.

Joseph T. Gorman
Judith M. Gueron
John P. Mulroney
Franklin A. Thomas (chairman)

The Executive Committee

Meets principally when specific action must be taken between Board meetings; has been granted the authority of the Board in the management of the company's business and affairs.

Alain J. P. Belda (chairman)
Joseph T. Gorman
Franklin A. Thomas

The Nominating Committee

Reviews the performance of incumbent directors and the qualifications of nominees proposed for election to the Board and makes recommendations to the Board with regard to nominations for director.

Joseph T. Gorman
Sir Ronald Hampel
John P. Mulroney (chairman)
Franklin A. Thomas

The Pension and Savings Plan Investment Committee

Reviews and makes recommendations to the Board concerning the investment management of the assets of Alcoa's retirement plans and principal savings plans.

Carlos Ghosn
Judith M. Gueron
Sir Ronald Hampel (chairman)
Franklin A. Thomas
Marina v.N. Whitman

Officers

(As of February 15, 2002)

Alain J. P. Belda
Chairman and Chief Executive Officer

Ricardo E. Belda
Executive Vice President – Alcoa and Group President, Alcoa Europe

Julie A. Caponi
Assistant Controller

William F. Christopher
Executive Vice President – Alcoa Business System, Customer and Quality

Michael Coleman
Vice President – Alcoa and President, Alcoa Rigid Packaging

John W. Collins III
Executive Vice President – Science and Technology

Donna C. Dabney
Secretary and Assistant General Counsel

Ronald D. Dickel
Vice President – Tax

Janet F. Duderstadt
Assistant Secretary

Franklin L. Feder
Vice President – Analysis and Planning

Ronald A. Glah
Vice President – Alcoa and President, Alcoa Closure Systems International

Veronica M. Hagen
Vice President – Alcoa and President, North American Extrusions

Brenda A. Hart
Assistant Secretary

L. Patrick Hassey
Executive Vice President – Alcoa and Group President, Alcoa Industrial Components

Rudolph P. Huber
Vice President and Chief Information Officer

Robert S. Hughes II
Executive Vice President – Alcoa and Group President, Alcoa Allied Products

Barbara S. Jeremiah
Vice President – Corporate Development

Richard B. Kelson
Executive Vice President and Chief Financial Officer/Chief Compliance Officer

Denise H. Kluthe
Assistant Controller

Kathleen L. Lang
Assistant Secretary

William E. Leahey, Jr.
Executive Vice President – Alcoa and Group President, Alcoa Packaging, Consumer, Construction and Distribution

Mario Longhi Filho
Vice President – Alcoa and President, Alcoa Wheel and Forged Products

L. Richard Milner
Vice President – Alcoa and President, Alcoa Automotive

Timothy S. Mock
Vice President – Alcoa Business Support Services and Controller

Joseph C. Muscari
Vice President – Alcoa and Group President, Asia, Latin America, and Environment, Health and Safety

William J. O'Rourke, Jr.
Vice President – Audit

Dale C. Perdue
Assistant General Counsel

A. Hamish Petrie
Vice President – People and Communications

G. John Pizzey
Executive Vice President – Alcoa and Group President, Alcoa Primary Products

William B. Plummer
Vice President and Treasurer

Russell W. Porter, Jr.
Deputy General Counsel

Lawrence R. Purtell
Executive Vice President and General Counsel

Bernt Reitan
Vice President – Alcoa and President, Alcoa World Alumina and Chemicals

Alan C. Renken
Vice President – Alcoa and President, Alcoa Primary Metals

Ricardo B. M. Sayao
Assistant Treasurer

Richard L. (Jake) Siewert, Jr.
Vice President – Global Communications and Public Strategy

Robert F. Slagle
Executive Vice President – Human Resources and Communications
Retired February 1, 2002

James R. Stanley
Vice President – Alcoa and President and Chief Executive Officer, Howmet Castings

Paul D. Thomas
Vice President – Alcoa and President, Alcoa Mill Products

G. Keith Turnbull
Executive Vice President – Alcoa Business System

Kurt R. Waldo
Assistant General Counsel

Robert G. Wennemer
Vice President – Pension Fund Investments and Analysis

John M. Wilson
Vice President and Deputy General Counsel

Russell C. Wisor
Vice President – Government Affairs

James J. Wright
Assistant Treasurer

Shareholder Information

Annual Meeting

The annual meeting of shareholders will be at 9:30 a.m. Friday, April 19, 2002 at the Westin Convention Center Pittsburgh.

Company News

Visit www.alcoa.com for current stock quotes, Securities and Exchange Commission (SEC) filings, quarterly earnings reports and other company news. This information is also available toll-free 24 hours a day by calling 1 800 522 6757 (in the U.S. and Canada) or 1 402 572 4993 (all other calls). Reports may be requested by voice, fax or mail.

Copies of the annual report, Forms 10-K and 10-Q may be requested through the Internet, by calling the toll-free numbers, or by writing to Corporate Communications at the corporate center address.

Investor Information

Security analysts and investors may write to Director – Investor Relations at 390 Park Avenue, New York, NY 10022-4608, call 1 212 836 2674, or E-mail investor.relations@alcoa.com.

Other Publications

For a report of contributions and programs supported by Alcoa Foundation, write Alcoa Foundation at the corporate center address, visit www.alcoa.com or call 1 412 553 2348.

For a report on Alcoa's environmental, health and safety performance, write Alcoa EHS Department at the corporate center address or visit www.alcoa.com.

Dividends

Alcoa's objective is to pay common stock dividends at rates competitive with other investments of equal risk and consistent with the need to reinvest earnings for long-term growth. In January 2002, the Board of Directors approved a 20% increase in the quarterly common stock dividend from 12.5 cents per share to 15 cents per share. The Board also approved eliminating the variable dividend that was equal to 30% of Alcoa's annual earnings over $1.50 per basic share. Basic earnings per share for 2001 did not meet the $1.50 threshold. Quarterly dividends are paid to shareholders of record at each quarterly distribution date.

Dividend Reinvestment

The company offers a Dividend Reinvestment and Stock Purchase Plan for shareholders of Alcoa common and preferred stock. The plan allows shareholders to reinvest all or part of their quarterly dividends in shares of Alcoa common stock. Shareholders also may purchase additional shares under the plan with cash contributions. The company pays brokerage commissions and fees on these stock purchases.

Direct Deposit of Dividends

Shareholders may have their quarterly dividends deposited directly to their checking, savings or money market accounts at any financial institution that participates in the Automated Clearing House (ACH) system.

Shareholder Services

Shareholders with questions on account balances; dividend checks, reinvestment or direct deposit; address changes; lost or misplaced stock certificates; or other shareholder account matters may contact Alcoa's stock transfer agent, registrar and dividend disbursing agent:

Equiserve Trust Company, N.A.
P.O. Box 2500
Jersey City, NJ 07303-2500

Telephone Response Center:
1 800 317 4445
Outside U.S. and Canada:
1 201 324 0313

Internet address: www.equiserve.com
Telecommunications Device for the Deaf (TDD): 1 201 222 4955

For shareholder questions on other matters related to Alcoa, write to Donna Dabney, Office of the Secretary, at the corporate center headquarters address or call 1 412 553 4707.

Stock Listing

Common: New York Stock Exchange, The Electronical Stock Exchange in Switzerland, the Australian Stock Exchange and exchanges in Brussels, Frankfurt and London
Preferred: American Stock Exchange
Ticker symbol: AA

Quarterly Common Stock Information

	2001			2000		
Quarter	High	Low	Dividend	High	Low	Dividend
First	$39.58	$30.63	$.150	$43.63	$30.41	$.125
Second	45.71	33.75	.150	37.06	27.88	.125
Third	42.00	27.36	.150	34.94	23.25	.125
Fourth	40.50	29.82	.150	35.00	23.13	.125
Year	$45.71	$27.36	$.600	$43.63	$23.13	$.500

Common Share Data

	Estimated number of shareholders*	Average shares outstanding (000)
2001	266,800	857,990
2000	265,300	814,229
1999	185,000	733,888
1998	119,000	698,228
1997	95,800	688,904

* These estimates include shareholders who own stock registered in their own names and those who own stock through banks and brokers.

Corporate Center

Alcoa
201 Isabella St. at 7th St. Bridge
Pittsburgh, PA 15212-5858
Telephone: 1 412 553 4545
Fax: 1 412 553 4498
Internet: www.alcoa.com

Alcoa Inc. is incorporated in the Commonwealth of Pennsylvania.

Glossary

Alloy A substance with metallic properties, composed of two or more chemical elements of which at least one is a metal. More specifically, aluminum plus one or more other elements, produced to have certain specific, desirable characteristics.

Alumina Aluminum oxide produced from bauxite by an intricate chemical process. It is a white powdery material that looks like granulated sugar. Alumina is an intermediate step in the production of aluminum from bauxite and is also a valuable chemical on its own.

Aluminum foil A flat-rolled product, rectangular in cross section, of thickness from 0.006″ to 0.00025″.

Aluminum plate A flat-rolled product, rectangular in cross section, of thickness not less than 0.250″ and with sheared or sawed edges.

Aluminum sheet A rolled product, flat or coiled, rectangular in cross section, with thickness less than 0.250″ but not less than 0.006″ and with slit, sheared or sawed edges.

Aluminum SpaceFrame™ An integrated structure of aluminum castings and extruded parts that forms the primary body frame of a new generation of automobiles.

Anodizing An electrochemical process for applying a protective or decorative coating to metal surfaces.

Bauxite An ore from which alumina is extracted and from which aluminum is eventually smelted. Bauxite usually contains at least 45% alumina. About four pounds of bauxite are required to produce one pound of aluminum.

Casting The process of forming molten metal into a particular shape by pouring it into a mold and letting it harden.

Consumer The final purchaser and user of a finished product.

Continuous casting A means of casting aluminum in which an ingot, billet, tube or other shape is continuously solidified and withdrawn while the molten metal is being poured, so that its length is not determined by mold dimensions.

Customer Any person or organization that purchases a product or service from Alcoa.

Dow Jones Industrial Average (DJIA) The most widely followed index of stock market activity, which indicates daily market trends by calculating the average performance of stocks of 30 leading companies in major industries. Alcoa has been a DJIA company since 1959.

Engineered product A basic aluminum fabricated product that has been mechanically altered to create special properties for specific purposes; forgings and extrusions are examples of engineered products.

Extrusion The process of shaping material by forcing it to flow through a shaped opening in a die.

Fabricate To work a material into a finished state by machining, forming or joining.

Flat-rolled products Aluminum plate, sheet or foil products made by passing ingot through pairs of rolls. By moving the rolls closer together and passing the ingot between them, the thickness is reduced and the length is increased.

Forging A metal part worked to predetermined shape by one or more processes such as hammering, pressing or rolling.

Hydrate An aluminum oxide with three molecules of chemically combined water.

Ingot A cast form suitable for remelting or fabricating. An ingot may take many forms: some may be 30 feet long and weigh 15 tons; others are notched or specially shaped for stacking and handling.

London Metal Exchange (LME) The international trading body that facilitates the worldwide open market buying and selling of metals.

Magnesium A light, silvery, moderately hard metallic element used in processing metals and chemicals, and in alloying aluminum to give it desired metallurgical properties.

Metric ton (mt) A unit of mass and weight equal to 1,000 kilograms, or 2,204.6 pounds.

Micromill Alcoa Micromill technology uses fully continuous casting and rolling processes to produce aluminum sheet with reduced capital investment, lower operating costs, and–for some products–superior metallurgical properties.

Mill products Metal that has been fabricated into an intermediate form before being made into a finished product. The most common fabricating processes for aluminum are rolling, extruding, forging and casting. Example: aluminum sheet, a mill product, is used to make beverage cans, a finished product.

Pot In aluminum production: the electrolytic reduction cell, commonly called a "pot," in which alumina dissolved in molten cryolite is reduced to metallic aluminum. A series of cells connected electrically is called a potline.

Smelt To fuse or melt ore in order to extract or refine the metal it contains.

Spent pot linings (SPL) Composite of carbon, refractory and insulation materials, fluorides and trace amounts of cyanide remaining after the lining of an aluminum smelting pot is no longer usable. Alcoa's Portland Aluminium has developed a process to capture the fluorides in SPLs for reuse in smelting and convert the other components to an environmentally harmless "sand" for roadbeds or other construction applications.

Index

* Chart

Trademarks in this report:
> Alcoa®, the Alcoa corporate symbol, Alcoa Guide Rail System™, Aluminum SpaceFrame™, Baco®, Cut-Rite®, Diamond®, Fuze™, MicroCore™, Reynobond®, Reynolds Wrap®, 1600 Power-Shade®, SuperFlec™, and Xpress Fiber Management™ are Alcoa trademarks.
> Firebolt™ XB9R, Harley-Davidson®, and V-Rod™ are Harley-Davidson trademarks.

Editor: Bonita Cersosimo
The Financials: Mary Zik
Contributors: Mary Ellen Gubanic, Brad Fisher, Wade Hughes, Ella Kuperminc, Joyce Saltzman
Design: Arnold Saks Associates
Editorial consulting: Alan VanDine
Financial typography: Hamilton Phototype
Printing: Graphic Arts Center

Special thanks to Alcoa employees worldwide who helped make this annual report possible.

Printed in USA 0202
Form A07-15003

Printed on recycled paper with soy-based, low-VOC inks.

Vision

Alcoa aspires to be the best company in the world.

Values

Integrity
Alcoa's foundation is our integrity. We are open, honest and trustworthy in dealing with customers, suppliers, coworkers, shareholders and the communities where we have an impact.

Environment, Health and Safety
We work safely in a manner that protects and promotes the health and well-being of the individual and the environment.

Customer
We support our customers' success by creating exceptional value through innovative product and service solutions.

Excellence
We relentlessly pursue excellence in everything we do, every day.

People
We work in an inclusive environment that embraces change, new ideas, respect for the individual and equal opportunity to succeed.

Profitability
We earn sustainable financial results that enable profitable growth and superior shareholder value.

Accountability
We are accountable – individually and in teams – for our behaviors, actions and results.

We live our Values and measure our success by the success of our customers, shareholders, communities and people.

The Joy Tellers

Alcoan Fábio M. Almeida and the *Contadores de Alegria* ("Joy Tellers") light up a child care center in Itajuba, Brazil with the power of a friendly smile. The *Contadores* are a group of volunteers from AFL do Brasil who donate their spare time spreading laughter and joy in child care centers and homes for the elderly.

